Exhibit 2.1
EXECUTION COPY
PURCHASE AGREEMENT
dated as of
August 31, 2007
among
Copano Energy, L.L.C.,
Copano Energy/Rocky Mountains, L.L.C.,
and
Cantera Resources Holdings LLC
relating to the purchase and sale
of
100% of the Membership Interests
of
Cantera Natural Gas, LLC

Page

Section 6.02. Access	48
Section 6.03. Trademarks; Tradenames	49
Section 6.04. Waiver of Conflicts and Attorney-Client Privilege	49
Section 6.05. Marketing of Class D Units	49

ARTICLE 7
Covenants of Parent, Buyer and Seller

Section 7.01. Reasonable Best Efforts; Further Assurances	50
Section 7.02. Certain Filings	51
Section 7.03. Public Announcements	51
Section 7.04. WARN Act	51
Section 7.05. Transfer Taxes	51
Section 7.06. Transition Services	51
Section 7.07. Registration Rights Agreement; Voting and Lock-Up Agreement; Transfer of Class D Units	52
Section 7.08. Partnership Information Returns	52

ARTICLE 8
Employee Benefits

Section 8.01. Employees; Maintenance of Employee Benefits	52

ARTICLE 9
Conditions to Closing

Section 9.01. Conditions to Obligations of Buyer and Seller	55
Section 9.02. Conditions to Obligation of Buyer	56
Section 9.03. Conditions to Obligation of Seller	57

ARTICLE 10
Termination

Section 10.01. Grounds for Termination	57
Section 10.02. Effect of Termination	57

ARTICLE 11
Tax Matters

Section 11.01. Federal Income Tax Indemnity	58
Section 11.02. Federal Income Tax Contests	58
Section 11.03. Purchase Price Adjustments	59

iii

PURCHASE AGREEMENT
     PURCHASE AGREEMENT (this “Agreement”) dated as of August 31, 2007 among Copano Energy, L.L.C., a Delaware limited liability company (“Parent”), Copano Energy/Rocky Mountains, L.L.C., a Delaware limited liability company (“Buyer”) and Cantera Resources Holdings LLC, a Delaware limited liability company (“Seller”).
W I T N E S S E T H :
     WHEREAS, Seller is the record and beneficial owner of all of the outstanding membership interests (the “Interests”) of Cantera Natural Gas, LLC, a Delaware limited liability company (the “Company”), and desires to sell the Interests to Buyer, and Buyer desires to purchase the Interests from Seller, upon the terms and subject to the conditions hereinafter set forth.
     WHEREAS, the parties intend for the transfer of the Interests in the Company to Buyer pursuant to this Agreement to constitute a transaction described in Section 721 of the Code, subject to the provisions of Section 707 of the Code.
     The parties hereto agree as follows:
ARTICLE 1
Definitions
     Section 1.01. Definitions. (a) The following terms, as used herein, have the following meanings:
     “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that neither the Company nor any of its Subsidiaries shall be considered an Affiliate of Seller. For purposes of this definition, “control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.
     “Balance Sheet Date” means June 30, 2007.

     “Base Purchase Price” means $675,000,000, including $112.5 million of Class D Units payable in accordance with Section 2.02 of this Agreement.
     “Base Cash Purchase Price” means the Base Purchase Price minus $112.5 million of Class D Units, payable in accordance with Section 2.02 of this Agreement.
     “Bighorn” means Bighorn Gas Gathering, L.L.C., a Delaware limited liability company.
     “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.
     “Canyon” means Canyon Gas Resources, LLC, a Delaware limited liability company.
     “Class C Units” means the Class C Units of Parent having the rights, preferences, privileges and restrictions set forth in the Parent LLC Agreement.
     “Class D Amendment” means Amendment No. 2 to the Parent LLC Agreement, in substantially the form attached hereto as Exhibit A.
     “Class D Units” means the Class D Units of Parent to be issued to Seller pursuant to Article 2. The Class D Units shall have the rights, preferences, privileges and restrictions set forth in the Class D Amendment.
     “Closing Date” means the date of the Closing.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Common Units” means the common units of Parent.
     “Company Intellectual Property Rights” means all Intellectual Property Rights owned by the Company or any of its Subsidiaries.
     “Confidentiality Agreement” shall mean that certain letter agreement, dated June 5, 2007, by and between Parent and Seller.
     “Contract” means any written agreement, commitment, lease, license, contract, or instrument.
     “Credit Agreement” means the Fourth Amended and Restated Credit Agreement dated as of March 3, 2005 among the Company, the lenders party thereto and Wells Fargo Bank, National Association, as issuing bank and administrative agent, as amended from time to time.
     “Current Assets” means the sum of all current assets of the Company and its Subsidiaries as of the close of business on the Business Day immediately preceding the Effective Time, computed in accordance with this Agreement and GAAP applied on a basis consistent with those used in the preparation of the Financial Statements, provided, however, that for purposes of this definition, “Current Assets” (i) shall include 51.0% of the current assets of Bighorn and 37.04% of the current assets of Fort Union and (ii) shall exclude any current assets included in the Retained Assets.
     “Current Liabilities” means the sum of (i) all current liabilities of the Company and its Subsidiaries (other than the current portion of any Permitted Indebtedness) as of the close of business on the Business Day immediately preceding the Effective Time, computed in accordance with this Agreement and GAAP applied on a basis consistent with those used in the preparation of the Financial Statements, and (ii) any Excess Fort Union Indebtedness, provided, however, that for purposes of this Agreement, “Current Liabilities” (A) shall include 51.0% of the current liabilities of Bighorn and 37.04% of the current liabilities of Fort Union and of any Excess Fort Union Indebtedness and (B) shall exclude (1) any current liabilities included in the Retained Assets or the Specified Employee Liabilities, (2) the contingency for federal income tax liability related to the reorganization of the Company described in footnote 5 to the consolidated financial statements of the Company for the fiscal year ended December 31, 2006 and (3) 37.04% of any accounts payable relating to capital expenditures incurred by Fort Union, but only to the extent that Current Assets do not include a corresponding amount of cash resulting from Indebtedness incurred under the Fort Union Credit Facility to fund such accounts payable.
     “Easements” means the easements, licenses, right-of-way agreements, permits, leases and other similar interests in land upon or under which the Company’s and its Subsidiaries’ Gathering Systems are located.
     “Effective Time Adjustment Amount” means the difference, which may be positive or negative, between the Estimated Working Capital Amount and Effective Time Net Working Capital.
     “Effective Time Net Working Capital”, which may be positive or negative, means an amount equal to the total Current Assets minus the total Current Liabilities.

     “Environmental Laws” means any and all statutes, laws, regulations and rules, in each case as in effect on the date hereof, regarding the protection of the environment and the effect of the environment on human health.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.
     “ERISA Affiliate” means any other entity which, together with the Company, would be treated as a single employer under Section 414 of the Code.
     “Estimated Cash Purchase Price” means (i) the Base Cash Purchase Price, plus (ii) the Estimated Net Working Capital Amount, minus (iii) the aggregate amount of any Agreed-Upon Title Defect Amounts finalized by Closing, minus (iv) Indebtedness as of the Effective Time (other than Permitted Indebtedness) paid by Buyer at the Closing on behalf of the Company and its Subsidiaries.
     “Estimated Purchase Price” means (i) the Estimated Cash Purchase Price plus (ii) $112,500,000.
     “Excess Fort Union Indebtedness” means the excess, if any, of (i) the amount of the current and long-term portions of the Fort Union Credit Facility outstanding as of the close of business on the Business Day immediately preceding the Effective Time over (ii) the sum of (A) the amount of the current and long-term portions of the Fort Union Credit Facility reflected on the June 30, 2007 balance sheet for Fort Union included in the Financial Statements and (B) the amount of Indebtedness incurred (and not repaid) under the Fort Union Credit Facility from the Balance Sheet Date to the close of business on the Business Day immediately preceding the Effective Time, but only to the extent such Indebtedness was used or is intended to be used to fund capital expenditures of the Company or its Subsidiaries or to pay interest on principal amounts outstanding under the Fort Union Credit Facility, in each case, during such time.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
     “Fort Union” means Fort Union Gas Gathering, L.L.C., a Delaware limited liability company.
     “Fort Union Credit Facility” means Amended and Restated Credit Agreement, dated as of April 30, 2007, among Fort Union, as the Borrower, Bank of America, N.A., as the Administrative Agent and L/C Issuer, the other parties thereto, and Banc of America Securities LLC, as Sole Lead Arranger and Sole Book Manager, as amended from time to time.

     “GAAP” means generally accepted accounting principles in the United States applied on a consistent basis.
     “Gathering Systems” means the gas gathering systems, facilities, compressors, pipelines, pig and other stations described in Exhibit B (including the plat attached thereto), together with any gathering and associated assets in which the Company or any of its Subsidiaries has an interest.
     “Governmental Authority” means any federal, state or local governmental authority, department, court, agency or official, including any political subdivision or instrumentality thereof.
     “Hazardous Materials” means any product, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic, or that is otherwise regulated, under any applicable Environmental Law, including asbestos, polychlorinated biphenyls, petroleum hydrocarbons, petroleum products, natural gas liquids, crude oil, and any fractions or derivatives thereof.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “Indebtedness” means, for any Person, without duplication, (i) indebtedness for borrowed money, including any obligation to reimburse any bank or other Person in respect of amounts paid or payable under a standby letter of credit; (ii) obligations of such Person to pay the deferred purchase or acquisition price of property or services, other than (A) trade accounts payable arising, and accrued expenses incurred, in the ordinary course of business and (B) indebtedness specified in clause (ii) of the definition of Permitted Indebtedness; (iii) indebtedness for borrowed money of others secured by a Lien on the property of such Person, whether or not the respective indebtedness so secured has been assumed by such Person; (iv) capital lease obligations of such Person or (v) any guarantee of Indebtedness of another Person.
     “Intellectual Property Right” means any trademark, service mark, trade name, mask work, invention, patent, trade secret, copyright, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right.
     “Knowledge of Seller”, “Seller’s knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge, after reasonable inquiry, of Greg W. Sales, Terry A. Klare, Keith R. Finger, William H. Penney, Brian J. Peters, David B. Kenyon and Chris W. Sales.

     “LIBOR” means the rate per annum appearing on Telerate Page 3750 (or any successor page) as the London interbank offered rate for deposits in U.S. dollars having a maturity of three months at 11:00 A.M. (London time) two Business Days prior to (i) in the case of the Interim Interest, the Effective Time, and (ii) in the case of any interest that becomes due and payable pursuant to Section 2.05, the date upon which any amounts become due and payable under such Section 2.05.
     “Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or other encumbrance or restriction in respect of such property or asset (whether on voting, sale, transfer, disposition or otherwise).
     “Material Adverse Effect” means any circumstance, change, event, occurrence or effect which, individually or in the aggregate, has, has had or would reasonably be expected to have a material adverse effect on the business, assets, operations, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, except to the extent resulting from or arising in connection with (i) this Agreement or the transactions contemplated hereby, (ii) changes or conditions affecting the natural gas gathering, processing, aggregation or marketing industries generally (including changes in hydrocarbon pricing and the depletion of reserves), (iii) changes in economic, regulatory or political conditions generally, (iv) any matter set forth in the Company Disclosure Schedule, except to the extent of any new material developments that arise after the date hereof, or (v) any decrease in inlet volumes into plants or gathering systems or any curtailment in transportation volumes; provided that, in the case of clauses (ii) and (iii) above, such changes or conditions do not disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other Persons operating in the industries in which the Company and its Subsidiaries operate.
     “Parent LLC Agreement” means the Third Amended and Restated Limited Liability Company Agreement of Parent, dated as of April 30, 2007, as amended by that certain Amendment No. 1 dated as of May 1, 2007 and, from and after the date of adoption thereof, the Class D Amendment, as the same may be further amended from time to time.
     “Permitted Indebtedness” means (i) all Indebtedness incurred from time to time by Fort Union under the Fort Union Credit Facility (including guaranties thereof by the Company and its Subsidiaries and liens and security interests granted in connection therewith), (ii) all Indebtedness of the Company and its Subsidiaries arising under (A) the Amended and Restated Promissory Note in favor of CMS Gas Transmission Company, dated February 27, 2004 or (B) the Amended and Restated Security Agreement, dated as of February 27, 2004, among Cantera Gas Company, Cantera Gas Holdings LLC and CMS Gas

Transmission Company, (iii) all Indebtedness arising under compressor leases classified as capital leases that are set forth on Section 1.01(a) of the Company Disclosure Schedule, and (iv) all other Indebtedness of the Company and its Subsidiaries set forth on Section 1.01(a) of the Company Disclosure Schedule.
     “Permitted Liens” means (i) Liens disclosed on Section 1.01(b) of the Company Disclosure Schedule, (ii) Liens for taxes, assessments and similar charges that are (A) not yet due or (B) are being contested in good faith by appropriate proceedings and as to which adequate reserves, if any, have been established with respect to such contest (as determined in Seller’s good faith judgment), (iii) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business that are (A) not yet due and payable or (B) are being contested in good faith by appropriate proceedings and as to which adequate reserves, if any, have been established with respect to such contest (as determined in Seller’s good faith judgment), (iv) with respect to the Easements and any Company Leases that have been made available to Buyer, the terms and conditions of the easements, licenses, right of way agreements, permits, leases and other similar agreements creating such Easements and leaseholds, (v) zoning, municipal planning, building codes or other applicable laws, rules, regulations, permits or ordinances regulating the use, development or occupancy of real property, (vi) recorded building and use restrictions and covenants, (vii) Liens, easements and rights-of-way that are necessary for utilities and other similar services on Owned Real Property, which do not materially restrict the present use of such Owned Real Property, (viii) Liens to secure capital leases disclosed on Section 1.01(b) of the Company Disclosure Schedule, (ix) with respect to personal property, original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and (x) other Liens that do not impair in any material respect the value or the ownership, use or occupancy of the applicable asset or property in the operation of the business of the Company or any of its Subsidiaries as currently conducted.
     “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.
     “Release” means any depositing, spilling, leaking, pumping, pouring, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.
     “Retained Assets” means the assets set forth on Section 1.01(c) of the Company Disclosure Schedule.
     “SEC” means the Securities and Exchange Commission.

     “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
     “Specified Employee Liabilities” means any liabilities (i) of the Company or any of its ERISA Affiliates (A) arising under any “employee benefit plan” (as defined in Section 3(3) of ERISA) that is sponsored by, contributed to or maintained by the Company or any of its ERISA Affiliates or that was sponsored by, contributed to or maintained by the Company or any of its ERISA Affiliates within six years prior to the Effective Time, or (B) arising under ERISA or the Code for which the Company, Buyer or any of Buyer’s ERISA Affiliates may have any liability under ERISA as a result of the consummation of the transactions contemplated by this Agreement or which would reasonably be likely to result in the imposition of a Lien on any of their assets, (ii) of the Company or any of its Affiliates arising under the Option Plan, including as a result of the termination of the Options and the Option Plan pursuant to Section 5.05 and (iii) of the Company and its Subsidiaries with respect to the Retained Employees and the Canyon Employees.
     “Subsidiary” means, with respect to any Person, any entity of which (i) membership interests, securities or other ownership interests having the power to designate the managing member or ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such Person or (ii) such Person is the managing member or general partner. For the avoidance of doubt, “Subsidiary” shall include Bighorn and Fort Union.
     “Title Defect” means (i) any title defect or Lien, other than a Permitted Lien, that causes the Company or any of its Subsidiaries to not have good title, free and clear of all Liens other than Permitted Liens, to any portion of the Company Real Property (including the buildings and improvements thereon, to the extent constituting Company Real Property or fixtures thereon), (ii) the extent to which the Easements do not grant or create for the benefit of the Company or any of its Subsidiaries all rights reasonably necessary for the operation (as currently operated), use, maintenance, repair, and replacement of all the Gathering Systems, and (iii) the extent to which the Easements are not contiguous or do not cover the continuous length of all pipelines included in the Gathering Systems without any gaps.
     “Title Defect Amount” means the cost of curing a Title Defect, or if such Title Defect cannot be cured, any losses, damages, fines, penalties, judgments, settlements, awards, costs and expenses (including reasonable fees and expenses of counsel, consultants, experts and other professional fees, except as otherwise provided in Section 2.03(d)) resulting directly from the existence of such Title Defect.

     “Canyon Transition Services Agreement” means that certain Transition Services Agreement to be entered into by and between Seller and Canyon having the terms set forth in Exhibit C.
     (b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Firm	2.05
Agreed-Upon Title Defect	2.03
Agreed-Upon Title Defect Amount	2.03
Agreement	Preamble
Allocation Statement	2.06
Applicable Percentage	11.01
Audit Firm	5.08
Audited Financial Statements	3.08
Buyer	Preamble
Buyer Confidential Information	5.10
Buyer DC Plans	8.01
Buyer Notice of Disagreement	2.05
Buyer Obligations	12.10
Canyon Employees	3.18
Closing	2.01
Closing Statement	2.05
Company	Recitals
Company 401(k) Plan	8.01
Company Confidential Information	5.10
Company Leases	3.14
Company Real Property	3.14
Company Securities	3.05
Current Representation	6.04
Damages	5.05
Delaware LLC Act	4.05
Effective Time	2.02
Employee Leasing Agreement	7.06
Employee Plans	3.19
Estimated Closing Statement	2.04
Estimated Net Working Capital Amount	2.04
Federal Income Tax	11.01
Final Effective Time Adjustment Amount	2.05
Financial Statements	3.08
Financing	7.01
Interests	Recitals

Term	Section
Interim Interest	2.02
Interim Financial Statements	3.08
Lock-Up Expiration Date	6.05
Notice of Disagreement	2.03
Option Plan	3.05
Options	3.05
Owned Real Property	3.14
Parent	Preamble
Parent SEC Documents	4.06
Partnerships	3.20
Post-Closing Representation	6.04
Purchase Price	2.01
Registration Rights Agreement	7.07
Retained Employees	8.01
Returns	3.20
Seller	Preamble
Shared Services Employees	7.06
Subsidiary Securities	3.07
Title Defect Arbitrator	2.03
Title Defect Determination Date	2.03
Title Defect Notice	2.03
Tax	3.20
Tax Allocation Referee	2.06
Taxing Authority	3.20
Transferred Employees	8.01
Voting and Lock-Up Agreement	7.07
WARN Act	7.04
     Section 1.02. Other Definitional and Interpretative Provisions. Unless specified otherwise, in this Agreement the obligations of any party consisting of more than one person are joint and several. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words

“include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.
ARTICLE 2
Purchase and Sale
     Section 2.01. Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, the Interests at the Closing. The purchase price (the “Purchase Price”) for the Interests is equal to (i) the Base Purchase Price, plus (ii) the Effective Time Net Working Capital, minus (iii) the aggregate amount of any Agreed-Upon Title Defect Amounts. If the Closing occurs on any date subsequent to the Effective Time (as defined in Section 2.02 below), the Estimated Purchase Price shall accrue interest daily from the Effective Time through and including the Closing Date at a rate equal to the lesser of (A) LIBOR plus 2.5% per annum until October 1, 2007 and, if the Closing has not occurred by October 1, 2007, LIBOR plus 5% per annum thereafter and (B) the maximum rate permitted by applicable law (the “Interim Interest”). The Purchase Price shall be paid as provided in Section 2.02 and shall be subject to adjustment as provided in Section 2.03 and Section 2.05.
     Section 2.02. Closing. The closing (the “Closing”) of the purchase and sale of the Interests hereunder shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York, as promptly as practicable, but in no event later than five Business Days, after satisfaction (or to the extent permitted hereunder, waiver) of the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at Closing and will in fact be satisfied at Closing), or at such other time or place as Buyer and Seller may agree; provided that, (i) for accounting purposes, the Closing will be effective as of 12:01 a.m. on the first day of the month in which the Closing occurs (the “Effective Time”) and (ii) subject to the other terms and conditions of this Agreement, all of the revenues, income, capital expenditures, costs and expenses of, and Indebtedness incurred by, the Company and its Subsidiaries for the period from the Effective Time through the Closing Date shall be for the benefit or detriment of the Company or such Subsidiary and not Seller. At the Closing:
     (a) Parent and Buyer shall deliver to Seller as follows:
     (i) Buyer shall deliver the Estimated Cash Purchase Price (plus the Interim Interest, if any) in cash in immediately available funds by wire transfer to an account of Seller with a bank designated by Seller, by notice to Buyer, which notice shall be delivered not later than three Business Days prior to the Closing Date (or if not so designated, then by certified or official bank check payable in immediately available funds to the order of Seller in such amount);
     (ii) Parent shall deliver certificates representing 3,245,817 Class D Units (i.e., that number of Class D Units (rounded to the nearest unit) determined by dividing (A) $112.5 million by (B) $34.66; provided that, if at any time prior to Closing, Parent agrees to reduce the per unit purchase price of the Common Units (taking into account any warrants or other equity-linked securities also issued to the purchasers of such Common Units other than, for the avoidance of doubt, the Class E Units issued in the Parent’s contemplated PIPE equity financing) issued in Parent’s contemplated PIPE equity financing, then Parent shall deliver certificates representing that number of Class D Units (rounded to the nearest unit) determined by dividing (A) $112.5 million by (B) the lowered purchase price per Common Unit issued in Parent’s contemplated equity financing;
     (iii) Buyer shall deliver in immediately available funds by wire transfer to the account or accounts designated by Seller, by notice to Buyer, which notice shall be delivered not less than three Business Days prior to the Closing Date, an amount equal to the amount of Indebtedness (other than Permitted Indebtedness) requested by Seller to be repaid at Closing on behalf of the Company and its Subsidiaries; and
     (iv) Parent shall deliver the Registration Rights Agreement, duly executed by Parent.
     (b) Seller shall deliver to Buyer:
     (i) an agreement of assignment in a form reasonably acceptable to Buyer assigning to Buyer or its designee all of Seller’s right, title and interest to the Interests free and clear of any Lien; and

     (ii) the Registration Rights Agreement, duly executed by Seller.
     Section 2.03. Title Defects. (a) As soon as reasonably practicable following the date of this Agreement, and in no event later than 30 days from the date hereof, Buyer shall deliver to Seller written notices identifying each matter that it believes in good faith to be a Title Defect, together with a good faith estimate of the associated Title Defect Amount for each such alleged Title Defect, and reasonable written documentation, to support Buyer’s claims of each such Title Defect (the “Title Defect Notice”). In order for Seller to review the alleged Title Defects listed in the Title Defect Notice, Buyer will provide to Seller and its representatives copies of any documents used to determine the existence of a Title Defect and the estimated cost to cure any Title Defect. Buyer shall include in the Title Defect Notice only Title Defects that are reasonably believed, in good faith, to individually cost in excess of $25,000 to cure. For purposes of calculating the cost of a Title Defect, the parties shall value (i) rights-of-way at $25 per rod and (ii) surface leases and fee properties at fair market value.
     (b) If Seller disagrees with the existence of a Title Defect or the associated Title Defect Amount, then Seller shall notify Buyer of such disagreement in writing (a “Notice of Disagreement”) within 30 days after its receipt of the applicable Title Defect Notice. Such Notice of Disagreement shall specify in reasonable detail Seller’s grounds for such disagreement, the Title Defect Amount estimated by Seller therefor, or both, as the case may be. To the extent Seller does not contest a Title Defect or a Title Defect Amount in a Notice of Disagreement within the time period specified above in this Section 2.03(b), Seller shall be deemed to have accepted the existence of such Title Defect or Title Defect Amount, which shall be final, binding and conclusive for all purposes hereunder.
     (c) If a Notice of Disagreement is timely provided by Seller, Buyer and Seller shall use commercially reasonable efforts for a period of 30 days after delivery of such Notice of Disagreement (or such longer period as they may mutually agree) to resolve any disagreements with respect to the existence of any Title Defect or Title Defect Amount contested in the Notice of Disagreement. If, at the end of such period, they are unable to resolve such disagreements, then, upon the written request of either party, Seller and Buyer agree that within a further 15 day period, they will jointly select an arbitrator who is an attorney experienced in the natural gas and gas gathering industry in the United States as well as in real estate and title insurance matters, or as otherwise mutually agreed upon by Seller and Buyer (the “Title Defect Arbitrator”), who shall be entitled to engage experts in the natural gas and gas gathering industry in the United States to assist in making his or her determination, to resolve any remaining disagreements. If Seller and Buyer are unable to agree upon the designation of a

Person as a Title Defect Arbitrator, they shall request the American Arbitration Association to appoint the Title Defect Arbitrator and such Title Defect Arbitrator shall hear all matters submitted under this Section 2.03(c).
     (d) The Title Defect Arbitrator shall determine as promptly as practicable (but in any event within 30 days) following the date on which such dispute is referred to the Title Defect Arbitrator the existence of any alleged Title Defect or the disputed Title Defect Amount, as the case may require, identified in the Notice of Disagreement and not previously resolved by the parties. Each party shall set forth in writing its position regarding the existence of each alleged Title Defect and each Title Defect Amount referred to the Title Defect Arbitrator for resolution, and the Title Defect Arbitrator shall be required to select the position of either one party or the other with respect to each such Title Defect or Title Defect Amount, as the case may require. Each party shall bear its own expenses and the fees and expenses of its own representatives and experts in connection with the preparation, review, dispute (if any) and final determination of any alleged Title Defects. Buyer, on the one hand, and Seller, on the other hand, shall share equally the costs, expenses and fees of the Title Defect Arbitrator and any experts retained by the Title Defect Arbitrator. The determination of the Title Defect Arbitrator shall be final, conclusive and binding on the parties and shall be enforceable in any court having jurisdiction.
     (e) As used in this Agreement, an “Agreed-Upon Title Defect” shall mean any of (i) a Title Defect that is not contested under any Notice of Disagreement timely given, (ii) a Title Defect that is mutually agreed upon by Buyer and Seller or (iii) a Title Defect resulting from a determination of the Title Defect Arbitrator pursuant to Section 2.03(d) above. The date on which any Title Defect becomes an Agreed-Upon Title Defect pursuant to the foregoing is referred to as the “Title Defect Determination Date.” An “Agreed-Upon Title Defect Amount” shall mean any of (i) a Title Defect Amount that is not contested under any Notice of Disagreement timely given, (ii) a Title Defect Amount that is mutually agreed upon by Buyer and Seller or (iii) a Title Defect Amount resulting from a determination of the Title Defect Arbitrator pursuant to Section 2.03(d) above; provided, however, that (x) the Agreed-Upon Title Defect Amount in respect of any Title Defect relating to Company Real Property owned or leased by Bighorn shall be equal to 51.0% of the applicable Title Defect Amount and (y) the Agreed-Upon Title Defect Amount in respect of any Title Defect relating to Company Real Property owned or leased by Fort Union shall be equal 37.04% of the applicable Title Defect Amount.
     (f) At Closing the Estimated Cash Purchase Price shall be reduced by the amount of any Agreed-Upon Title Defect Amount finalized by Closing. After Closing, the Seller shall promptly pay to Buyer any Agreed-Upon Title Defect Amount finalized after Closing. Buyer understands and agrees that the Purchase

Price adjustment provided in this Section 2.03 is the sole and exclusive remedy for a Title Defect, and no claim may be made by Buyer with respect to any representation or warranty made by Seller or any of its Affiliates or representatives with respect thereto. Notwithstanding the provisions of this Section 2.03, the Purchase Price shall not be decreased by any Agreed-Upon Title Defect Amount unless and until the aggregate Agreed-Upon Title Defect Amount exceeds $1,000,000, then only to the extent of such excess, and the maximum decrease of the Purchase Price pursuant to this Section 2.03 shall not exceed $2,000,000.
     (g) For purposes of this Section 2.03, “Title Defect” shall not include any Title Defect of which the Buyer becomes aware through any surveys or letters or notices to third parties.
     Section 2.04. Closing Estimates. At least three Business Days prior to the Closing Date, Seller shall prepare and deliver to Buyer a statement (the “Estimated Closing Statement”) containing Seller’s good faith estimate of Effective Time Net Working Capital (the “Estimated Net Working Capital Amount”), together with (i) a reasonably detailed computation of such estimate, and (ii) such supporting documentation and other data as is reasonably requested by Buyer to substantiate Seller’s determination of such amount. Attached hereto as Schedule A is an illustrative calculation of Effective Time Net Working Capital as of the Balance Sheet Date as if the Balance Sheet Date were the Effective Time. The Estimated Closing Statement shall be prepared in accordance with the illustrative calculation included on Schedule A using the same methodologies, practices, policies and judgments as were used in the preparation of the Financial Statements, except as otherwise provided in this Agreement, including Schedule A.
     Section 2.05. Post-Closing Purchase Price Reconciliation. (a) As soon as reasonably practicable following the Closing Date, and in any event within 90 days thereafter, Seller shall deliver to Buyer a closing statement of the Company (the “Closing Statement”), prepared by Seller in good faith and in accordance with the illustrative calculation included on Schedule A using the same methodologies, practices, policies and judgments as were used in the preparation of the Financial Statements, except as otherwise provided in this Agreement, setting forth in reasonable detail the proposed final calculation of Effective Time Net Working Capital and the Effective Time Adjustment Amount.
     (b) From and after the Closing Date, Buyer shall provide to Seller and its representatives access, during normal business hours and on reasonable advance notice, to the personnel, accountants, books and records of the Company and the Subsidiaries to the extent necessary with respect to the Closing Statement and the calculation of the Effective Time Net Working Capital and the Effective

Time Adjustment Amount. From and after the delivery of the Closing Statement to Buyer, Seller shall provide to Buyer and its representatives access, during normal business hours and on reasonable advance notice, to the personnel, accountants, books and records used by Seller or its representatives in the preparation of the Closing Statement and the calculation of the Effective Time Net Working Capital and the Effective Time Adjustment Amount.
     (c) Within 20 days after Buyer’s receipt of the Closing Statement, Buyer shall notify Seller in writing whether Buyer agrees or disagrees with the Closing Statement. If Seller does not receive such notice within such 20-day period, it shall be deemed that Buyer has accepted the Closing Statement with respect to all items set forth therein as of the expiration of such 20-day period. If Buyer accepts (or is deemed to accept, as provided in the immediately preceding sentence) the Closing Statement, Buyer or Seller, as appropriate, shall, within five Business Days of such acceptance (or deemed acceptance), make the following adjustments: (i) if the Effective Time Adjustment Amount is a positive number, Buyer shall pay to Seller in cash (by means of federal funds wire or interbank transfer in immediately available funds) the Effective Time Adjustment Amount, or (ii) if the Effective Time Adjustment Amount is a negative number, Seller shall pay to Buyer in cash (by means of federal funds wire or interbank transfer in immediately available funds) the absolute value of the Effective Time Adjustment Amount. In the event that any payment required by this Section 2.05(c) is not made by the appropriate party when due pursuant to the terms of this Section 2.05(c), such payment shall accrue interest from the date such payment was due at the lesser of (A) LIBOR plus 2.5% per annum until October 1, 2007 and, if the Closing has not occurred by October 1, 2007, LIBOR plus 5% per annum thereafter and (B) the maximum rate permitted by applicable law.
     (d) If Buyer disagrees with Seller’s calculation of the Effective Time Adjustment Amount set forth in the Closing Statement, Buyer’s notice as delivered pursuant to Section 2.05(c) (a “Buyer Notice of Disagreement”) shall specify Buyer’s calculation of the Effective Time Adjustment Amount and shall specify in reasonable detail the items or amounts as to which Buyer disagrees and the nature and extent of such disagreement. Buyer shall be deemed to have agreed with all other items and amounts contained in the Closing Statement and the Effective Time Adjustment Amount. Buyer and Seller shall have a period of 30 days from Seller’s receipt of a Buyer Notice of Disagreement to resolve any disagreement specified therein. Any disputed amounts which cannot be agreed to by the parties within 30 days after Seller’s receipt of a Buyer Notice of Disagreement to the Closing Statement shall be determined by a mutually agreeable nationally recognized accounting firm that does not have a material relationship with either Seller or Buyer, or any of their respective Affiliates (the “Accounting Firm”). The engagement of and the determination by the Accounting Firm (or any other accounting firm designated by the Accounting

Firm as set forth below) shall be completed within 60 days after such assignment is given to the Accounting Firm and shall be final and binding on Seller and Buyer. If for any reason the Accounting Firm is unable to act in such capacity, such determination will be made by any other nationally recognized accounting firm selected by the Accounting Firm. Buyer agrees that it will cause the Company and each Subsidiary (other than Fort Union) to and that it will use commercially reasonable efforts to cause Fort Union to, and Buyer and Seller agree that they will use their commercially reasonable efforts to cause their respective independent accountants to, cooperate and assist in the preparation of the conduct of the audits and reviews referred to in this Section 2.05(d), including the making available to the extent necessary of books, records, work papers and personnel. The fees and expenses payable to the Accounting Firm (or any other accounting firm designated by the Accounting Firm) in connection with such determination will be borne by Buyer if the difference between the Effective Time Adjustment Amount as finally determined pursuant to this Section 2.05(d) (the “Final Effective Time Adjustment Amount”) and Buyer’s calculation of the Effective Time Adjustment Amount specified in the Buyer Notice of Disagreement is greater than the difference between the Final Effective Time Adjustment Amount and Seller’s calculation of the Effective Time Adjustment Amount specified in the Closing Statement, by Seller if the first such difference is less than the second such difference and otherwise equally by Buyer and Seller.
     (e) Within five Business Days of the date on which the last disputed item required to determine the Final Effective Time Adjustment Amount is resolved by the Accounting Firm, Buyer or Seller, as appropriate, shall make the payments described in Section 2.05(c) hereof.
     (f) For the avoidance of doubt, the purchase price adjustments to be made pursuant to Section 2.03 and this Section 2.05 are not intended to be used to adjust for items or amounts reflected in or set forth on the Financial Statements, including the notes thereto.
     Section 2.06. Allocation of Purchase Price. Not later than 90 days after the Closing, Buyer shall deliver to Seller a statement (the “Allocation Statement”), allocating the Purchase Price (plus the liabilities of the Company and its Subsidiaries to the extent properly taken into account under Section 1060 of the Code) among the assets of the Company and its Subsidiaries in accordance with Section 1060 of the Code. If within 20 days after the delivery of the Allocation Statement Seller notifies Buyer in writing that Seller objects to the allocation set forth in the Allocation Statement, Buyer and Seller shall use commercially reasonable efforts to resolve such dispute within 20 days. In the event that Buyer and Seller are unable to resolve such dispute within 20 days, Buyer and Seller shall jointly retain a mutually satisfactory nationally recognized accounting firm (which firm shall not have any material relationship with Buyer or Seller) (the “Tax Allocation Referee”) to resolve the disputed items. Notwithstanding anything to the contrary herein, Buyer and Seller (and the Tax Allocation Referee, if applicable) shall resolve all disputed items no later than February 1, 2008. Upon resolution of the disputed items, the allocation reflected on the Allocation Statement shall be adjusted to reflect such resolution. The costs, fees and expenses of the Tax Allocation Referee shall be borne equally by Buyer and Seller. Upon resolution of the disputed items, the allocation reflected on the Allocation Statement shall be adjusted to reflect such resolution. Seller and Buyer agree to (i) be bound by the Allocation Statement and (ii) act in accordance with the Allocation Statement in the preparation, filing and audit of any Tax return (including filing Form 8594 with its federal income Tax return for the taxable year that includes the date of the Closing) except as otherwise required by applicable law. Not later than the earlier of (A) February 1, 2008 and (B)  30 days prior to the filing of their respective Forms 8594 relating to this transaction, each party shall deliver to the other party a copy of its Form 8594.
ARTICLE 3
Representations and Warranties of Seller
     Except as set forth in the Company Disclosure Schedule, Seller represents and warrants to Buyer as of the date hereof that:
     Section 3.01. Existence and Power. Each of Seller and the Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have a Material Adverse Effect. The Company is duly qualified to do business as a foreign Person and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. Seller has made available through the electronic data room or otherwise provided to Buyer true and correct copies of the certificate of formation and limited liability company operating agreement of the Company, as in effect on the date hereof.
     Section 3.02. Seller Authorization. Seller has all limited liability company power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary limited liability company action on the part of Seller. This

Agreement has been duly executed and delivered by Seller and constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors’ rights generally and except insofar as the availability of equitable remedies may be limited by applicable law.
     Section 3.03. Governmental Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act and (ii) any such action or filing as to which the failure to make or obtain would not have a Material Adverse Effect.
     Section 3.04. Noncontravention. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of organization, limited liability company operating agreement or other organizational documents of Seller or the Company or any of its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 3.03, violate any applicable law, rule, regulation, judgment, injunction, order or decree, (iii) except as disclosed in Section 3.04 of the Company Disclosure Schedule, require any consent or other action by, or indemnification of, any Person under, or (with or without notice or the lapse of time) constitute a breach of or default under, or give rise to any right of termination, modification, cancellation or acceleration of any right or obligation of Seller or the Company or any of its Subsidiaries or to a loss of any benefit to which Seller or the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Seller or the Company or any of its Subsidiaries or assets or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except for any Permitted Liens, except, in the case of each of clauses (ii), (iii) or (iv), as would not, individually or in the aggregate, have a Material Adverse Effect. It is understood and agreed that the representations and warranties set forth in this Section 3.04 do not address facts and circumstances that would not have arisen but for facts and circumstances specific to Buyer and its Affiliates (as opposed to any other Person).
     Section 3.05. Capitalization. (a) The Interests constitute all of the outstanding membership interests of the Company. As of the date hereof, there are 1,960 options outstanding to purchase membership interests of the Company (the “Options”) granted under the Company’s 2004 Option Plan (the “Option Plan”).

     (b) All outstanding Interests of the Company have been duly authorized and validly issued, are fully paid and non-assessable, and were not issued in violation of, or subject to, any preemptive rights or other preferential rights of subscription or purchase of any Person. Except as set forth in this Section 3.05 and for the Options, there are no outstanding (i) Interests or other equity securities of the Company, (ii) rights or securities of the Company convertible into or exchangeable for Interests or other equity securities of the Company or (iii) options or other rights to acquire from the Company, or other obligation, understanding or arrangement by which the Company is bound to issue or transfer any Interests or other equity securities of the Company or rights or securities convertible into or exchangeable for Interests or other equity securities of the Company (the items in clauses 3.05(b)(i), 3.05(b)(ii) and 3.05(b)(iii) being referred to collectively as the “Company Securities”).
     (c) Except pursuant to the Option Plan, none of the Company Securities contain any provision requiring the Company or any other Person to redeem, repurchase or otherwise acquire, and there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire, any Company Securities. Except as provided in the Company’s organizational documents, there are no voting trusts or similar agreements with respect to the Company Securities and there are no agreements or arrangements under which the Company is obligated to register the sale of any of its securities under the Securities Act of 1933, as amended. The Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plans or agreements.
     Section 3.06. Ownership of Interests; Acquisition for Investment. (a) Except as set forth in Section 3.06 of the Company Disclosure Schedule, Seller is the record and beneficial owner of the Interests, free and clear of any Lien. Seller will transfer and deliver to Buyer at the Closing valid title to the Interests free and clear of any Lien.
     (b) Seller is an accredited investor within the meaning of Rule 501(a) under the Securities Act, and the Class D Units being acquired by Seller pursuant to this Agreement are being acquired for its own account and not with a view toward, or for sale in connection with, any distribution thereof except in compliance with applicable United States federal and state securities laws. Seller is aware that no Governmental Authority has made any finding or determination as to the fairness of an investment in the Class D Units, nor any recommendation or endorsement with respect thereto. Seller acknowledges and understands that (i) the acquisition of the Class D Units has not been registered under the Securities Act in reliance on an exemption therefrom; (ii) the Class D Units acquired by Seller will, upon acquisition, be characterized as “restricted securities” under state and federal securities laws; and (iii) such Class D Units may be sold without registration under such state and federal securities laws only in certain limited circumstances. Seller has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Class D Units and is capable of bearing the economic risks of such investment. Neither Seller nor anyone acting on its behalf has offered or sold or will offer or sell any of the Class D Units by means of any form of general solicitation or general advertising or has taken or will take any action that would constitute a distribution of the Class D Units under the Securities Act, would render the disposition of the Class D Units a violation of Section 5 of the Securities Act or any state or other applicable securities law, or would require registration (unless registered) or qualification pursuant thereto.
     Section 3.07. Subsidiaries. (a) Each Subsidiary of the Company is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, consents and approvals the absence of which would not have a Material Adverse Effect. All Subsidiaries of the Company (including the amount or percentage of the Company’s direct or indirect ownership of such Subsidiaries) and their respective jurisdictions of organization are identified on Section 3.07 of the Company Disclosure Schedule. Except as set forth in Section 3.07 of the Company Disclosure Schedule, the Company and its Subsidiaries do not, directly or indirectly, own any equity interest in any other Person.
     (b) All outstanding membership interests or other equity securities of each Subsidiary of the Company owned directly or indirectly by the Company have been duly authorized and validly issued, are fully paid and non-assessable, and were not issued in violation of, or (except as disclosed in Section 3.07 of the Company Disclosure Schedule) subject to, any preemptive rights or preferential rights of subscription or purchase of any other Person. Except as disclosed in Section 3.07 of the Company Disclosure Schedule, all of the outstanding membership interests or other equity securities of each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Lien. Except as disclosed in Section 3.07 of the Company Disclosure Schedule (and, with respect to each of Fort Union and Bighorn, to Seller’s knowledge), there are no outstanding (i) equity interests or other securities of the Company or any of its Subsidiaries, (ii) rights or securities convertible into or exchangeable for membership interests or other equity interests or securities of any Subsidiary of the Company, or (iii) options or other rights to acquire from the Company or any of its Subsidiaries, or any obligation, understanding or arrangement by which the Company or any of its Subsidiaries is bound to issue or transfer any membership interests or other equity interests or securities or rights or securities convertible into or exchangeable for membership interests or other equity interests or securities of any Subsidiary of the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Subsidiary Securities”).
     (c) None of the Subsidiary Securities contain any provision requiring the Company, the Subsidiaries or any other Person to redeem, repurchase or otherwise acquire, and there are no outstanding obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire, any outstanding Subsidiary Securities. Except as provided in the organizational documents for the Company’s Subsidiaries, there are no voting trusts or similar agreements with respect to the Subsidiary Securities and there are no agreements or arrangements under which any of the Subsidiaries of the Company is obligated to register the sale of any of their securities under the Securities Act of 1933, as amended. None of the Subsidiaries of the Company have any stock appreciation rights or “phantom stock” plans or agreements or any similar plans or agreements.
     (d) Seller has made available through the electronic data room or otherwise provided to Buyer true and correct copies of the certificates of formation, limited liability company operating agreements and other organizational documents of each of the Subsidiaries of the Company, as in effect on the date hereof.
     Section 3.08. Financial Statements. (a) Section 3.08(a)(1) of the Company Disclosure Statement sets forth true and complete copies of the following financial statements (collectively, the “Financial Statements”): (i) (A) the audited consolidated balance sheets of the Company (together with, in the case of the years ended December 31, 2004 and December 31, 2006, the related statements of operations and cash flows) as of, and for the years ended December 31, 2004, 2005 and 2006, (B) the audited consolidated balance sheets of Bighorn (together with the related statements of operations and cash flows) as of, and for the years ended December 31, 2004, 2005 and 2006 and (C) the audited consolidated balance sheets of Fort Union (together with the related statements of operations and cash flows) as of, and for the years ended December 31, 2004, 2005 and 2006 (collectively, the “Audited Financial Statements”), in each case, together with the reports thereon of KPMG LLP, independent certified public accountants and the notes thereto and (ii) (A) the unaudited consolidated balance sheet of the Company (together with the related statements of operations and cash flows) as of, and for the period ended June 30, 2007, (B) the unaudited consolidated balance sheet of Bighorn (together with the related statements of operations and cash flows) as of, and for the period ended June 30, 2007 and (C) the unaudited consolidated balance sheet of Fort Union (together with the related statements of operations and cash flows) as of, and for the period ended June 30, 2007 (collectively, the “Interim Financial Statements”). Except as set forth in Section 3.08(a)(2) of the Company Disclosure Statement, the Financial Statements and the notes thereto have been prepared in accordance with GAAP applied on a consistent basis throughout the periods presented thereby and present fairly the consolidated financial position, results of operations and cash flows of the Company, Bighorn and Fort Union, as applicable, as of, and for the periods ended on, the respective dates thereof, subject, in the case of the Interim Financial Statements, to normal recurring year-end adjustments (the effects of which are not, in the aggregate, reasonably likely to be material) and the absence of footnotes.
     (b) Except as set forth in Section 3.08(b) of the Company Disclosure Schedule, to Seller’s knowledge, none of the Company, any of its Subsidiaries or any of their respective directors, officers, employees, auditors or accountants has received or otherwise had or obtained knowledge of any material complaint, allegation or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.
     (c) Except for liabilities or obligations (i) incurred in the ordinary course of business of the Company and its Subsidiaries consistent with past practice since June 30, 2007, (ii) disclosed in the Company Disclosure Schedule and (iii) that would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, there exist no liabilities or obligations of the Company or any of its Subsidiaries, whether known or unknown, accrued, absolute, contingent, threatened, due or to become due, that would have been required to be reflected on or reserved against or otherwise described in the Financial Statements or the notes thereto in accordance with GAAP that are not shown on the Financial Statements or the notes thereto.
     Section 3.09. Absence of Certain Changes. Except as disclosed in Section 3.09 of the Company Disclosure Schedule or as expressly contemplated by this Agreement, since the Balance Sheet Date, the business of the Company and each of its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been:
     (a) any event, occurrence or development which has had a Material Adverse Effect or any material damage, destruction or loss (whether or not covered by insurance) to any of the properties or assets of the Company or any of its Subsidiaries;
     (b) any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding Interests or other securities of the Company or any of its Subsidiaries;

     (c) any amendment of any material term of any outstanding security of the Company or any of its Subsidiaries;
     (d) any incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any Indebtedness other than in the ordinary course of business consistent with past practices;
     (e) any making of any loan, advance or capital contributions to or investment in any Person other than loans, advances or capital contributions to or investments made in the ordinary course of business consistent with past practices;
     (f) any transaction or commitment made, or any contract or agreement entered into, by the Company or any of its Subsidiaries relating to its assets or business, in either case, material to the Company and its Subsidiaries, taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by this Agreement;
     (g) any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries except for any such change required by reason of a concurrent change in GAAP;
     (h) any (i) employment, deferred compensation, severance, retirement or other similar agreement entered into with any director, officer or employee of the Company or any of its Subsidiaries (or any amendment to any such existing agreement), (ii) grant of any severance or termination pay to any director, officer or employee of the Company or any of its Subsidiaries, or (iii) change in compensation or other benefits payable to any director, officer or employee of the Company or any of its Subsidiaries pursuant to any severance or retirement plans or policies thereof, in each case other than in the ordinary course of business consistent with past practices; or
     (i) any other action described in Section 5.01(b), (g), (l) or (q) by the Company or any of its Subsidiaries (other than Bighorn or Fort Union) or, to Seller’s knowledge, by Bighorn or Fort Union, which action would have been prohibited by this Agreement if Seller had been bound by and subject to Section 5.01 since the Balance Sheet Date.
     Section 3.10. Intercompany Accounts. Section 3.10 of the Company Disclosure Schedule contains a complete list of all intercompany balances as of the Balance Sheet Date between Seller and its Affiliates, on the one hand, and the Company and its Subsidiaries, on the other hand. Since the Balance Sheet Date there has not been any accrual of liability by the Company or any of its Subsidiaries to Seller or any of its Affiliates or other transaction between the Company or any of its Subsidiaries and Seller and any of its Affiliates, except in the ordinary course of business of the Company and its Subsidiaries consistent with past practices or as provided in Section 3.10 of the Company Disclosure Schedule.
     Section 3.11. Material Contracts. (a) Except as disclosed in Section 3.11 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by:
     (i) other than Easements, any lease (whether of real or personal property) providing for annual payments of $100,000 or more that cannot be terminated on not more than 90 days’ notice without payment by the Company or any of its Subsidiaries of any material penalty;
     (ii) any Contract for the purchase of materials, supplies, goods, services, equipment or other assets, for the purchase, sale, transporting, gathering, processing, or storing of natural gas, condensate or other liquid or gaseous hydrocarbons or the products therefrom, or for the provision of services, providing for either (A) annual payments by the Company and its
     Subsidiaries of $250,000 or more or (B) aggregate payments by the Company and its Subsidiaries of $1,000,000 or more, in each case that cannot be terminated on not more than 90 days’ notice without payment by the Company or any of its Subsidiaries of any material penalty;
     (iii) any sales, distribution or other similar Contract providing for the sale by the Company or any of its Subsidiaries of materials, supplies, goods, services, equipment or other assets that provides for annual payments to the Company and its Subsidiaries of $250,000 or more;
     (iv) any material partnership, joint venture or other similar Contract;
     (v) any Contract relating to the acquisition or disposition of any material business or properties (whether by merger, sale of stock, sale of assets or otherwise);
     (vi) any Contract relating to (A) Indebtedness, except any such agreement with an aggregate outstanding principal amount not exceeding $250,000, or (B) any financial hedging or derivative arrangements;

     (vii) any Contract that limits the freedom of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any area;
     (viii) any Contract (A) with Seller or any of its Affiliates or any director or officer of Seller or any of its Affiliates or (B) under which the Company or any of its Subsidiaries has loaned any amount of money to any of the officers, directors, employees or consultants of the Company or any of its Affiliates (other than ordinary course advances for business expenses); or
     (ix) any (A) collective bargaining agreement or other current labor Contract with any labor union, works council or organization; (B) individual employment, engagement, retention, termination, change-in-control or severance Contract with any employee or independent contractor; (C) Contract for any compensation payable as a result of the consummation of the transactions contemplated by this Agreement whether or not some other subsequent action or event would be required to cause such compensation to be payable; and (D) Contract between the Company or any of its Subsidiaries, on the one hand, and any other Person, on the other hand, with respect to the provision of personnel services to or by the Company, any of its Subsidiaries, or any other entity owned in whole or in part by the Company or any of its Subsidiaries.
     (b) Each Contract required to be disclosed pursuant to this Section (collectively, the “Material Contracts”) and each Easement is a valid and binding agreement of the Company or a Subsidiary of the Company, as the case may be, and, to the knowledge of Seller, each of the counterparties thereto, and is in full force and effect and enforceable in accordance with its terms against the Company or such Subsidiary and, to the knowledge of Seller, each other party thereto, except, in each case, as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors’ rights generally and except insofar as the availability of equitable remedies may be limited by applicable law. None of the Company, any Subsidiary of the Company or, to the knowledge of Seller, any other party thereto is in default or breach in any material respect under the terms of any Material Contract or Easement, and no event has occurred which with notice or lapse of time (or both) would constitute a breach or default by the Company, any of its Subsidiaries, or, to the knowledge of Seller, any other party thereto, or permit termination, modification or acceleration under any Material Contract or Easement by any other party thereto or, to the knowledge of Seller, the Company or any of its Subsidiaries. True and complete copies of all Material Contracts and Easements of the Company and its Subsidiaries (other than Fort Union), including all amendments thereto, in each case (i) in the possession of Seller, the Company or any of its Subsidiaries (other than Fort Union) or (ii) which the Company and its Subsidiaries (other than Fort Union) have the right to obtain pursuant to the organizational documents of the Company and its Subsidiaries (other than Fort Union), have been made available to Buyer. True and complete copies of all Material Contracts and Easements of Fort Union, including all amendments thereto, in the possession of Seller, the Company or any of its Subsidiaries (other than Fort Union) have been made available to Buyer. Seller will make available to Buyer copies of all Material Contracts and Easements of Fort Union, including all amendments thereto, solely to the extent that such Material Contracts and Easements or amendments thereto come into the possession of Seller, the Company or any of its Subsidiaries (other than Fort Union) after the date hereof and prior to the Closing.
     Section 3.12. Litigation. Except as disclosed in Section 3.12 of the Company Disclosure Schedule, there is no material action, suit, investigation or proceeding pending or, to the knowledge of Seller, threatened against Seller, the Company or any of its Subsidiaries or any of their respective properties or Employee Plans before any Governmental Authority, arbitrator or mediator.
     Section 3.13. Compliance with Laws and Court Orders. The Company and its Subsidiaries are in compliance in all material respects with each applicable law, rule, regulation, judgment and injunction and each applicable order or decree of any Governmental Authority, arbitrator or mediator.
     Section 3.14. Properties. (a) Section 3.14 of the Company Disclosure Schedule sets forth a true and accurate description of all Easements and all real property other than Easements in which the Company or any of its Subsidiaries has an ownership interest (the “Owned Real Property”), leases or subleases (such leases and subleases, the “Company Leases” and together with the Easements and Owned Real Property, the “Company Real Property”).
     (b) Subject to Permitted Liens, Title Defects, if any, and Liens which will be discharged on or before the Closing Date, each of the Company and its Subsidiaries (i) has, as of the date hereof, title to or rights or interests in its assets sufficient to allow it to conduct its business, as currently being conducted, without adverse interference and (ii) will have, as of the Closing Date, good title to or rights or interests in its assets, which assets are sufficient to allow it to conduct its business, as such business is expected to be conducted immediately after the Closing, without adverse interference.
     (c) Except as specified in Section 3.14(c) of the Company Disclosure Schedule, there are no options, preferential or similar rights to purchase any of the Company’s or its Subsidiaries’ material assets.

     (d) None of Seller, the Company or any of its Subsidiaries has received any written notice of any adverse claim to the title to any material assets owned by the Company or any of its Subsidiaries, or any written notice of any adverse claim or dispute challenging the rights of any such Person to use, or alleging a breach or default of any such Person under, the Easements. There has been no actual or, to Seller’s knowledge, threatened taking (whether permanent, temporary, whole or partial) of any part of the Company’s or its Subsidiaries’ assets by reason of condemnation.
     (e) Except as set forth in Section 3.14(e) of the Company Disclosure Schedule, none of the Easements contain any provisions requiring the continuing payments of any rent or fees to maintain the Easement in full force and effect. None of the Easements contain a stated term other than a term that is at least as long as the period during which such Easement is expressly contemplated to be used in connection with the Gathering Systems or otherwise, in each case, under the existing Material Contracts of the Company and its Subsidiaries (not taking into account any optional or month-to-month renewal terms thereof). All of the pipelines constituting the Gathering Systems are located, in all material respects, within the boundaries of an Easement.
     Section 3.15. Intellectual Property. (a) Section 3.15(a) of the Company Disclosure Schedule contains a list of all registrations and applications for registration and other material Intellectual Property Rights included in the Company Intellectual Property Rights.
     (b) Section 3.15(b) of the Company Disclosure Schedule sets forth a list of all agreements as to which the Company or any of its Subsidiaries is a party and pursuant to which any Person is authorized to use any material Company Intellectual Property Right.
     (c) No Company Intellectual Property Right is subject to any outstanding judgment, injunction, order, decree or agreement restricting the use thereof by the Company or any of its Subsidiaries or restricting the licensing thereof by the Company or any of its Subsidiaries to any Person, except for any judgment, injunction, order, decree or agreement which would not reasonably be expected to have a Material Adverse Effect.
     Section 3.16. Insurance Coverage. Seller has made available through the electronic data room or otherwise provided to Buyer (i) a complete and accurate list of, and true and complete copies of, all insurance binders and insurance policies (to the extent available or to the extent Seller, the Company or the Company’s Subsidiaries (other than Fort Union) have the right to obtain copies thereof pursuant to the organizational documents of the Company and its Subsidiaries (other than Fort Union) and Seller shall provide to Buyer copies of all insurance policies of Fort Union solely to the extent that such policies come into the possession of Seller, the Company or any of its Subsidiaries (other than Fort Union) after the date hereof and prior to the Closing), bonds and surety arrangements relating to the assets, business, operations, employees, officers or directors of the Company and its Subsidiaries and (ii) a description of each application for insurance coverage made by or on behalf of the Company or any of its Subsidiaries during the last three years that was rejected by the proposed insurer.
     Section 3.17. Finders’ Fees. Other than Lehman Brothers, Inc., Royal Bank of Canada and Metalmark Subadvisor LLC, whose fees and expenses shall be paid entirely by Seller, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller or the Company or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
     Section 3.18. Employees. Seller has delivered to Buyer a true and complete list, as of the date hereof, of (i) the names, titles, annual salaries and other compensation, work location, classification as exempt or non-exempt and employment status of all Transferred Employees and (ii) the names, titles and work location of each employee of the Company who provides services solely in connection with the business of Canyon (the “Canyon Employees”). Except for the Retained Employees and the Canyon Employees, the Transferred Employees constitute all of the employees of the Company and its Subsidiaries who provide services in connection with the business of the Company and its Subsidiaries. Seller has never employed any employees.
     Section 3.19. Employee Benefit Plans. (a) Section 3.19 of the Company Disclosure Schedule contains a complete and correct list of each “employee benefit plan”, as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan, arrangement or policy and each other plan, program, agreement or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is sponsored, maintained, administered or contributed to by the Company or any ERISA Affiliate, or to which any of them has an obligation to contribute, and covers any employee or former employee of the Company or any of its Subsidiaries. Such plans, programs, arrangements, policies and contracts are referred to collectively herein as the “Employee Plans”. Copies of each Employee Plan (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof have been made available through the electronic data room or otherwise provided to Buyer together with the most recent annual report (Form 5500 including, if applicable, all schedules thereto) and Form 990, if applicable, prepared in connection with any such plan or trust.
     (b) None of the Company, any ERISA Affiliate and any predecessor thereof sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, any Employee Plan subject to Title IV of ERISA.
     (c) None of the Company, any ERISA Affiliate and any predecessor thereof contributes to, or has in the past contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA.
     (d) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code (i) satisfies in form the requirements of such section except to the extent that amendments are not required by law until after the Closing Date, (ii) has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service and (iii) has not been amended or operated in a way that would adversely affect its qualified status. The Company has made available through the electronic data room or otherwise provided to Buyer copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan. Each Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Employee Plan. No events have occurred with respect to any Employee Plan that could result in payment or assessment by or against the Company of any material excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980, 4980B, 4980D, 4980E or 5000 of the Code.
     (e) Except as set forth in Section 3.19 of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries has any current or projected liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Company or any of its Subsidiaries, except as required to avoid excise tax under Section 4980B of the Code. Each Employee Plan may be unilaterally amended or terminated in its entirety without liability except as to benefits accrued thereunder prior to such amendment or termination and except for any outstanding premiums due in respect thereof.
     (f) To the knowledge of Seller, except as set forth in Section 3.19 of the Company Disclosure Schedule, there is no matter pending (other than routine qualification determination filings) with respect to any of the Employee Plans before the Internal Revenue Service, the Department of Labor, the PBGC, or any other Governmental Authority.
     (g) Each trust funding an Employee Plan, which trust is intended to be exempt from federal income taxation pursuant to Section 501(c)(9) of the Code, satisfies the requirements of such section and has received a favorable determination letter from the Internal Revenue Service regarding such exempt status and has not, since receipt of the most recent favorable determination letter, been amended or operated in a way which would adversely affect such exempt status.
     Section 3.20. Tax Matters. All material Tax returns, statements, reports and forms (collectively, the “Returns”) required to be filed with any Taxing Authority on or before the date hereof by, or with respect to, the Company or any of its Subsidiaries have been timely filed on or before the date hereof, all material Returns required to be filed with any Taxing Authority on or before the Closing Date by, or with respect to, the Company or any of its Subsidiaries, will be timely filed on or before the Closing Date, and, as of the time of filing, all such Returns were or will be, as applicable, true, correct and complete in all material respects. The Company and its Subsidiaries have timely paid or will timely pay all Taxes shown as due and payable on the Returns that have been, or will be, filed prior to the Closing. The charges, accruals and reserves for Taxes with respect to Company and its Subsidiaries reflected on the books of Company and its Subsidiaries are adequate to cover material Tax liabilities accruing through the end of the last period for which Company and its Subsidiaries ordinarily record items on their respective books. Except as set forth in Section 3.20 of the Company Disclosure Schedule, there is no action, suit, proceeding, investigation, audit or claim now proposed or pending or to Seller’s knowledge, threatened, against or with respect to the Company or any of its Subsidiaries in respect of any material Tax. Neither the Company nor any of its Subsidiaries is subject to any liability for Taxes under Treasury Regulations Section 1.1502-6 (or any similar provision of state or local law) or as an indemnitor, successor or transferee of any other person, by contract or otherwise. Each of the Company and its Subsidiaries (other than Bighorn and Fort Union) is an entity properly treated as “disregarded as an entity separate from its owner” within the meaning of Treasury Regulations Section 301.7701-3 for U.S. federal income tax purposes, each of Bighorn and Fort Union (collectively, the “Partnerships”) is properly treated as a partnership for U.S. federal income tax purposes, and each of the Partnerships has in effect an election to adjust the basis of partnership property under Section 754 of the Code. For purposes of this agreement, “Tax” means any tax, governmental fee or other like assessment or charge of any kind whatsoever (including, but not limited to, withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental

Authority (domestic or foreign) responsible for the imposition of any such tax (a “Taxing Authority”).
     Section 3.21. Environmental Matters. Except as to matters disclosed in Section 3.21 of the Company Disclosure Schedule and except as to matters that would not reasonably be expected to have a Material Adverse Effect:
     (a) (i) no written and pending notice, order, request for information, complaint or penalty has been received by Seller, the Company or any of its Subsidiaries, and (ii) there are no judicial, administrative or other third party claims, suits or proceedings pending or threatened, and to the knowledge of Seller, there are no conditions or circumstances that would reasonably be expected to result in the receipt of such written notice, order, request for information, complaint, penalty, or judicial, administrative, or other third party claims, suits or proceedings, which, in the case of each of (i) and (ii), allege a violation of or liability under any applicable Environmental Law by or of the Company or any of its Subsidiaries for which they are responsible;
     (b) the Company and each Subsidiary are in compliance in all material respects with applicable Environmental Laws and have all environmental permits necessary for their operations to comply with all applicable Environmental Laws and are in compliance in all material respects with the terms of such permits and with all other applicable Environmental Laws;
     (c) there has been no written environmental investigation, study or audit conducted within the past five years by, and in the possession or control of, Seller, the Company or any of its Subsidiaries of any property currently owned or leased by the Company or any of its Subsidiaries which has not been delivered or made available through the electronic data room or otherwise provided to Buyer prior to the date hereof; and
     (d) no Release or threatened Release of any Hazardous Materials is occurring at the Company Real Property or, to the knowledge of Seller, is being generated by the Company or any of its Subsidiaries at any location offsite of the Company Real Property, in each case, that would have a Material Adverse Effect.
     Section 3.22. Employment Matters. Except as disclosed in Section 3.22 of the Company Disclosure Schedule, to the knowledge of Seller:
     (a) There is no union representation question involving employees of the Company or any of its Subsidiaries and the Seller does not have knowledge of any activity or proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

     (b) Within the three (3) year period prior to the date of this Agreement, there has been no unfair labor practice charge or complaint against the Company or any of its Subsidiaries, nor has such a charge or complaint been threatened before: (i) the National Labor Relations Board or any similar state, provincial or foreign agency; or (ii) the Equal Employment Opportunity Commission or any similar state, provincial or foreign agency responsible for the prevention of unlawful employment practices.
     (c) Neither the Company nor its Subsidiaries are currently liable for any judgment, decree, order, arrearage of wages or taxes, fine or penalty, in each case for failure to comply with any law with respect to an employee of the Company or its Subsidiaries.
     Section 3.23. Governmental Regulation. None of Seller, the Company or any of the Company’s Subsidiaries is subject to regulation under the Public Utility Holding Company Act of 2005, the Federal Power Act or the Interstate Commerce Act.
     Section 3.24. Indebtedness. Other than Permitted Indebtedness and except as set forth on Section 3.24 of the Company Disclosure Schedule, there is no outstanding Indebtedness of the Company or any of its Subsidiaries.
     Section 3.25. Certain Business Relationships. Except as set forth on Section 3.25 of the Company Disclosure Schedule, (i) neither Seller nor any of its officers, directors, members or Affiliates (excluding the Company and its Subsidiaries) has been involved in any business transaction with the Company or any of its Subsidiaries within the past twenty-four (24) months, (ii) neither Seller nor any of its officers, directors, members or Affiliates (excluding the Company and its Subsidiaries) owns any asset, tangible or intangible, that is used in the Company or any of its Subsidiaries’ business and (iii) neither Seller nor any of its officers, directors, members or Affiliates (excluding the Company and its Subsidiaries) is a party to any Contract with the Company or any of its Subsidiaries or relating to the business of the Company or any of its Subsidiaries.
     Section 3.26. Non-Consent Payouts. Section 3.26 of the Company Disclosure Schedule sets forth a true and complete statement as of the date of this Agreement of all priority distributions (a) paid to the Company or any of its Subsidiaries at any time since December 31, 2006 or (b) payable to the Company or any of its Subsidiaries, in each case, pursuant to any non-consent provisions under the organizational documents of the Company or any of its Subsidiaries.
     Section 3.27. Inspections; No Other Representations. Seller has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement. Seller acknowledges that it has, sufficiently in advance of this Agreement as it deems necessary to evaluate an investment in the Class D Units, had access to a copy of the Parent SEC Documents and has been informed that copies of exhibits to such Parent SEC Documents will be made available to it upon written request. Seller will undertake prior to Closing such further investigation and request such additional documents and information as it deems necessary. Seller agrees to accept the Class D Units based upon its own inspection, examination and determination with respect thereto as to all matters without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Parent or its Affiliates, except in each case as expressly set forth in this Agreement. Without limiting the generality of the foregoing, Seller acknowledges that neither Parent nor any of its Affiliates makes any representation or warranty with respect to any information or documents made available to Seller or its counsel, accountants or advisors with respect to Parent or its Subsidiaries or their respective businesses or operations, except as expressly set forth in this Agreement.
ARTICLE 4
Representations and Warranties of Parent and Buyer
     Parent and Buyer represent and warrant to Seller as of the date hereof that:
     Section 4.01. Existence and Power. Each of Parent and Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all limited liability company powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.
     Section 4.02. Authorization. Each of Parent and Buyer has all limited liability company power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent and Buyer of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary limited liability company action on the part of Parent and Buyer, as applicable. This Agreement has been duly executed and delivered by each of Parent and Buyer and constitutes a valid and binding agreement of Parent and Buyer, enforceable against Parent and Buyer, as applicable, in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors’ rights generally and except insofar as the availability of equitable remedies may be limited by applicable law.

     Section 4.03. Governmental Authorization. The execution, delivery and performance by Parent and Buyer of this Agreement and the consummation of the transactions contemplated hereby require no material action by or in respect of, or material filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act, (ii) compliance with any applicable requirements of The Nasdaq Stock Market, the Securities Act or the Exchange Act, and (iii) any such action or filing as to which the failure to make or obtain would not have a material adverse effect on the ability of the Buyer to complete the transactions contemplated herein or to perform its obligations hereunder.
     Section 4.04. Noncontravention. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of organization, limited liability company operating agreement or other organizational documents of Buyer, (ii) assuming compliance with the matters referred to in Section 4.03, violate any applicable law, rule, regulation, judgment, injunction, order or decree, (iii) require any consent or other action by any Person under, or (with or without notice or the lapse of time) constitute a breach of or default under, or give rise to any right of termination, modification, cancellation or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer or (iv) result in the creation or imposition of any material Lien on any asset of Buyer, except, in the case of each of clauses (ii), (iii) and (iv), as would not, individually or in the aggregate, have a material adverse effect on the ability of Buyer to enter into and timely perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement. It is understood and agreed that the representations and warranties set forth in this Section 4.04 do not address facts and circumstances that would not have arisen but for facts and circumstances specific to Seller and its Affiliates (as opposed to any other Person).
     Section 4.05. Capitalization. (a) As of the date hereof, the issued and outstanding membership interests of Parent consist of 42,603,345 Common Units and 1,579,409 Class C Units. All of the outstanding Common Units and Class C Units have been duly authorized and validly issued in accordance with applicable law and the Parent LLC Agreement and are fully paid (to the extent required under the Parent LLC Agreement) and nonassessable (except as such nonassessability may be affected by Section 18-607 of the Delaware Limited Liability Company Act (the “Delaware LLC Act”)).
     (b) Other than Parent’s Long-Term Incentive Plan, Parent has no equity compensation plans that contemplate the issuance of Common Units (or securities convertible into or exchangeable for Common Units). Parent has no outstanding indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which Parent’s unitholders may vote. Except as set forth in the first sentence of this Section 4.05(b), for the units issuable in connection with Parent’s contemplated PIPE equity financing, as contemplated by this Agreement, or as are provided in the Parent LLC Agreement, there are no authorized or outstanding (i) options, warrants, preemptive rights, subscriptions, calls, or other rights, convertible securities, agreements, claims or commitments of any character obligating Parent or any of its Subsidiaries to issue, transfer or sell any limited liability company interests or other equity interest, in Parent or any of its Subsidiaries or securities convertible into or exchangeable for such limited liability company interests or equity interests, (ii) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any limited liability company interests or equity interests of Parent or any of its Subsidiaries or any such securities or agreements listed in clause (i) of this sentence or (iii) voting trusts or similar agreements to which Parent or any of its Subsidiaries is a party with respect to the voting of the equity interests of Parent or any of its Subsidiaries.
     (c) (i) All of the issued and outstanding equity interests of each of Parent’s Subsidiaries (other than Webb/Duval Gatherers, Southern Dome, LLC and DBGG, LLC) are owned, directly or indirectly, by Parent free and clear of any Liens (except for such restrictions as may exist under applicable law and except for such Liens as may be imposed under Parent’s or Parent’s Subsidiaries’ credit facilities filed as exhibits to the Parent SEC Documents), and all such ownership interests have been duly authorized and validly issued and are fully paid (to the extent required in the organizational documents of Parent’s Subsidiaries, as applicable) and non-assessable (except as nonassessability may be affected by Section 6.07 of the Texas Revised Uniform Limited Partnership Act, Section 18-607 of the Delaware LLC Act, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act or the organizational documents of Parent’s Subsidiaries, as applicable) and free of preemptive rights, with no personal liability attaching to the ownership thereof, (ii) except as disclosed in the Parent SEC Documents and except for Parent’s indirect ownership of Reno Pipeline, LLC and North Denton Pipeline, L.L.C. (as a result of its acquisition of Cimmarron Gathering, LP), neither Parent nor any of its Subsidiaries owns any shares of capital stock or other securities of, or interest in, any other Person, and (iii) except (A) as disclosed in the Parent SEC Documents, (B) pursuant to the Amended and Restated Operating Agreement of Southern Dome, LLC dated August 1, 2005, (C) pursuant to the Regulations, dated December 18, 1999, of DBGG L.L.C., a Texas limited liability company, as amended and (D) pursuant to the Regulations, dated as of December 31, 2003, of North Denton Pipeline, L.L.C., a Texas limited liability company, as amended, neither Parent nor any of its Subsidiaries is obligated to make any capital contribution to or other investment in any other Person.

     (d) The Class D Units to be issued pursuant to Article 2 and the membership interests represented thereby will be duly authorized by Parent pursuant to the Parent LLC Agreement at or prior to the Closing and, when issued and delivered to Seller in accordance with the terms of this Agreement, will be validly issued, fully paid (to the extent required by applicable law and the Parent LLC Agreement) and nonassessable (except as such nonassessability may be affected by Section 18-607 of the Delaware LLC Act) and will be free of any and all Liens and restrictions on transfer, other than restrictions on transfer under the Parent LLC Agreement and under applicable state and federal securities laws and other than such Liens as are created by Seller.
     (e) The Common Units issuable upon conversion of the Class D Units and the membership interests represented thereby, upon issuance in accordance with the Class D Amendment, will be duly authorized by Parent pursuant to the Parent LLC Agreement, and will be validly issued, fully paid (to the extent required by applicable law and the Parent LLC Agreement) and nonassessable (except as such nonassessability may be affected by Section 18-607 of the Delaware LLC Act) and will be free of any and all Liens and restrictions on transfer, other than restrictions on transfer under the Parent LLC Agreement and under applicable state and federal securities laws and other than such Liens as are created by Seller.
     (f) Parent’s currently outstanding Common Units are quoted on The Nasdaq Stock Market. The Common Units and the Class D Units will be issued in compliance with all applicable rules of The Nasdaq Stock Market. Prior to the Closing, Parent will file a notice of listing of additional shares with The Nasdaq Stock Market with respect to the Common Units underlying the Class D Units.
     Section 4.06. Parent SEC Filings. (a) Parent has timely filed with the SEC all forms, registration statements, reports, schedules and statements required to be filed by it under the Exchange Act or the Securities Act (all such documents filed since December 31, 2006, collectively, the “Parent SEC Documents”). The Parent SEC Documents, including, without limitation, any audited or unaudited financial statements and any notes thereto and schedules included therein (the “Parent Financial Statements”), at the time filed (in the case of registration statements, solely on the dates of effectiveness) (except to the extent corrected by a subsequently filed Parent SEC Document filed prior to the date hereof) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, (iii) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (iv) in the case of the Parent Financial Statements, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and (v) fairly present (subject in the case of unaudited statements to normal, recurring and year-end audit adjustments) in all material respects the consolidated financial position and status of the business of Parent as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended. Deloitte & Touche LLP is an independent registered public accounting firm with respect to Parent and has not resigned or been dismissed as independent registered public accountants of Parent as a result of or in connection with any disagreement with Parent on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. Notwithstanding the foregoing, neither Parent nor Buyer makes any representation or warranty pursuant to this Section 4.06 with respect to any current report on Form 8-K of Parent that was “furnished” rather than “filed” with the SEC.
     Section 4.07. Offering. The issuance of the Class D Units pursuant to this Agreement is exempt from the registration requirements of the Securities Act, and neither Parent nor any authorized agent acting on its behalf has taken or will take any action hereafter that would cause the loss of such exemption.
     Section 4.08. Financing. At the Closing, Buyer will have sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase Price and any other amounts to be paid by it hereunder.
     Section 4.09. Purchase for Investment. Buyer is purchasing the Interests for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Interests and is capable of bearing the economic risks of such investment.
     Section 4.10. Litigation. There is no action, suit, investigation or proceeding pending against, or to the knowledge of Buyer threatened against or affecting, Buyer or Parent before any Governmental Authority, arbitrator or mediator which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.
     Section 4.11. Finders’ Fees. Except for Morgan Stanley & Co. Incorporated, whose fees will be paid by Buyer, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer or Parent who might be entitled to any fee or commission from Seller or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.
     Section 4.12. Inspections; No Other Representations. Buyer and Parent have undertaken such investigation and have been provided with and have evaluated such documents and information as they have deemed necessary to enable them to make an informed decision with respect to the execution, delivery and performance of this Agreement. Buyer and Parent acknowledge that Seller has given Buyer and Parent complete and open access to the key employees, documents and facilities of the Company and its Subsidiaries. Buyer and Parent will undertake prior to Closing such further investigation and request such additional documents and information as it deems necessary. Buyer agrees to accept the Interests and the Company in the condition they are in on the Closing Date based upon its own inspection, examination and determination with respect thereto as to all matters, including with respect to the properties, assets and facilities of the Company and its Subsidiaries, Title Defects and environmental matters, and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller, except in each case as expressly set forth in this Agreement. Without limiting the generality of the foregoing, Buyer and Parent acknowledge that Seller makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer or Parent of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company and its Subsidiaries or the future business and operations of the Company and its Subsidiaries or (ii) any other information or documents made available to Buyer or Parent or their counsel, accountants or advisors with respect to the Company or its Subsidiaries or their respective businesses or operations, except as expressly set forth in this Agreement.
ARTICLE 5
Covenants of Seller
     Seller agrees that:
     Section 5.01. Conduct of the Company. From the date hereof until the Closing Date, Seller shall cause the Company and (except as otherwise required by its contractual obligations under the organizational documents of each of Fort Union and Bighorn, or as is required, as determined in good faith by the Company after consulting with outside counsel, by its fiduciary duties in respect of Fort Union and Bighorn) each of its Subsidiaries to conduct its businesses in the ordinary course consistent with past practice, to make all capital expenditures that a prudent operator in the industry of the Company and its Subsidiaries would reasonably be expected to make (provided that this covenant to make capital expenditures shall not apply to Fort Union), and to use its commercially reasonable efforts to preserve intact its business organizations, properties, assets and relationships with third parties and to keep available the services of and maintain positive relationships with its present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except (x) as disclosed on Section 5.01 of the Company Disclosure Schedule, (y) as contemplated by this Agreement or (z) with respect to Fort Union and Bighorn only, as otherwise required by its contractual obligations under the organizational documents of each of Fort Union and Bighorn or as is required, as determined in good faith by the Company after consulting with outside counsel, by its fiduciary duties in respect of Fort Union and Bighorn, Seller will not permit the Company or any of its Subsidiaries, without the prior written consent of Buyer, to:
     (a) adopt or propose any change in its limited liability company operating agreement or other organizational documents;
     (b) (i) transfer, issue, sell, pledge, assign, encumber, dispose or deliver the Interests or any other interest in the Company or any of its Subsidiaries or the right to receive distributions thereon; (ii) grant options, warrants, calls or other rights to purchase or otherwise acquire the Interests or any other interest in the Company or any of its Subsidiaries or the right to receive distributions thereon; (iii) grant or cause to be created any Lien on the Interests or any other equity interest in the Company or any of its Subsidiaries or the right to receive distributions thereon; (iv) split, combine or reclassify any of the Interests or any other equity interest in the Company or any of its Subsidiaries; (v) except as set forth in the last sentence of Section 5.01 with respect to permitted dividends of cash and cash equivalents, declare, set aside or pay any dividend or distribution in respect of the Interests or any other interest in the Company or any of its Subsidiaries (other than dividends or distributions from a Subsidiary to the Company or any other Subsidiary of the Company); or (vi) amend or modify any term of the Interests or any other interest in the Company or any of its Subsidiaries except in connection with the termination of the Option Plan and the Options as contemplated by this Agreement;
     (c) adopt a plan of or consummate a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

     (d) merge or consolidate with any other Person or acquire a material amount of assets or the business of, or any equity interests in, any Person;
     (e) (i) create, incur, endorse, assume or guarantee any Indebtedness other than Permitted Indebtedness and Indebtedness that will be repaid in full on or prior to the Closing Date; (ii) modify the terms of any Indebtedness; or (iii) make any loan, advance or capital contributions to or investment in any Person (other than the Company or any of its Subsidiaries or extensions of credit to customers in the ordinary course of business consistent with past practice);
     (f) sell, lease, license or otherwise dispose of any assets or properties in excess of $250,000 individually or $2,000,000 in the aggregate, except (i) for the distribution of the Retained Assets as contemplated by Section 5.07, (ii) pursuant to existing contracts or commitments or (iii) otherwise in the ordinary course consistent with past practices;
     (g) create any Liens on any of the Company’s or its Subsidiaries’ assets except Permitted Liens;
     (h) (i) amend in any material respect that adversely affects the rights of the Company, terminate or cancel any Material Contract; (ii) modify or waive the Company’s or any of its Subsidiaries’ rights under material existing confidentiality or non-compete agreements under which they are the beneficiaries; (iii) fail to maintain in full force and effect insurance policies covering the Company, its Subsidiaries and their respective properties, assets and businesses in a form and amount comparable to that in effect on the date hereof and to promptly and diligently prosecute claims under such policies; or (iv) non-consent on a project;
     (i) solely with respect to the Company and Bighorn, make or commit to make any capital expenditures (other than (A) unanticipated capital expenditures necessary for the Company and its Subsidiaries to operate in compliance with applicable law, (B) capital expenditures that a prudent operator in the industry of the Company and its Subsidiaries would reasonably be expected to make or (C) as contemplated in the capital expenditure budget provided to Buyer) without Buyer’s prior written consent, which consent shall not be unreasonably withheld or delayed;

     (j) increase the compensation payable to or to become payable to any director, officer, employee or consultant of the Company or any Subsidiary, except for increases in salary, wages or compensation payable or to become payable upon promotion to an office having greater operational responsibilities or otherwise in the ordinary course of business and consistent with past practice;
     (k) grant any severance, termination, retention or change-in-control pay (other than pursuant to the severance policies of the Company and its Subsidiaries as in effect on the date of this Agreement) to, or enter into or amend any employment, severance, retention or change-in-control agreement with, any director, officer, employee or consultant of the Company or any Subsidiary, either individually or as part of a class of similarly situated persons;
     (l) establish, adopt, enter into, waive performance criteria under, or, except as required by applicable law or in connection with the termination of the Option Plan and the Options in accordance with this Agreement, amend or accelerate vesting under any Employee Plan;
     (m) terminate the employment of any Transferred Employee other than for cause or under other circumstances that are consistent with past practice or transfer the employment of any Transferred Employee to any entity other than a Subsidiary of the Company;
     (n) cancel, compromise, waive, release or settle any claim or lawsuit in excess of $25,000 except to the extent covered by insurance;
     (o) make any change in any method of accounting or accounting practice by the Company or any of its Subsidiaries except for any such change required by reason of a concurrent change in GAAP;
     (p) make, amend or revoke any material election with respect to Taxes, settle any claim or assessment relating to material Taxes or consent to any claim or assessment relating to material Taxes or any waiver of the statute of limitations for any such claim or assessment;
     (q) except as expressly contemplated by this Agreement, enter into any transactions with Seller or its Affiliates;
     (r) enter into any financial hedging or derivative arrangements;
     (s) from the Effective Time through and including the Closing Date, make any distributions of cash or cash equivalents from the

Company or any of its Subsidiaries to Seller or any of its Affiliates or otherwise make any payments of any kind to Seller or any of its Affiliates, except as contemplated by Section 5.09; or
     (t) agree or commit to do any of the foregoing.
For the avoidance of doubt, Buyer and Seller agree that nothing herein shall limit, restrict or otherwise impair the Company’s ability to (x) make any distributions of cash or cash equivalents from the Company or any of its Subsidiaries to Seller or (y) repay any indebtedness under the Credit Agreement, in each case, prior to the Effective Time. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 5.01 shall be construed to prohibit or otherwise restrict the actions of the members of Fort Union and Bighorn that are not controlled, directly or indirectly, by the Company, and no action (or failure to act) by any such Person shall constitute a breach of this Section 5.01.
     Section 5.02. Access to Information. (a) From the date hereof until the Closing Date, Seller will (i) give, and will cause the Company and each of its Subsidiaries to give, Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Company and its Subsidiaries and to the books and records of Seller relating to the Company and its Subsidiaries, in each case during normal business hours, (ii) furnish, and will cause the Company and each of its Subsidiaries to furnish, to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Company or its Subsidiaries as such Persons may reasonably request, (iii) provide to Buyer unaudited monthly and quarterly consolidated balance sheets of each of the Company, Bighorn and Fort Union (together with the related statements of operations and cash flows) promptly following the end of each fiscal month or quarter, respectively, which financial statements shall be prepared in accordance with GAAP applied on a consistent basis throughout the periods presented thereby and shall present fairly the consolidated financial position, results of operations and cash flows of the Company, Bighorn and Fort Union, as applicable, as of, and for the periods ended on, the respective dates thereof, subject to normal recurring year-end adjustments and the absence of footnotes, and (iv) instruct the employees, counsel and financial advisors of Seller or the Company or any of its Subsidiaries to cooperate with Buyer in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Seller or the Company. Notwithstanding the foregoing, Buyer shall not (A) have access to personnel records of the Company and its Subsidiaries relating to individual performance or evaluation records, medical histories or other information which in Seller’s good faith opinion is sensitive or the disclosure of which could subject the Company or any of its Subsidiaries to risk of liability and (B) be entitled to perform any intrusive or subsurface investigation or other sampling of, on or under any of the properties of the Company and its Subsidiaries without the prior written consent of Seller.
     (b) To the extent that such a request has not been submitted prior to the date hereof, Seller shall cause the Company and its Subsidiaries (other than Fort Union) to promptly request from Fort Union true and complete copies of all Material Contracts, Easements and insurance policies of Fort Union, including all amendments thereto, not already in the possession of Seller, the Company or any of its Subsidiaries (other than Fort Union). From the date hereof until the Closing, Seller shall cause the Company and its Subsidiaries (other than Fort Union) to use commercially reasonable efforts to obtain true and complete copies of each such document. Seller shall, and shall cause the Company and its Subsidiaries (other than Fort Union) to, provide Buyer copies of each such document solely to the extent that such documents come into the possession of Seller, the Company or any of its Subsidiaries (other than Fort Union) prior to the Closing.
     (c) On and after the Closing Date, Seller will afford promptly to Buyer and its agents reasonable access to its books of account, financial and other records (including accountant’s work papers), information, employees and auditors to the extent necessary for Buyer in connection with any audit, investigation, dispute or litigation relating to the Company or any of its Subsidiaries; provided that any such access by Buyer shall not unreasonably interfere with the conduct of the business of Seller. Buyer shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred in connection with the foregoing.
     Section 5.03. Notices of Certain Events. Each party (except with respect to Section 5.03(d)(i), which applies to Seller only) shall promptly notify the other party of:
     (a) any event, condition or development that has resulted in the inaccuracy or breach of any representation or warranty, covenant or agreement contained in this Agreement made by or to be complied with by such party at any time during the term hereof and that would reasonably be expected to cause the conditions set forth in Article 9 not to be satisfied; provided, however, that no such notification shall be deemed to cure any such breach of or inaccuracy in such party’s representations and warranties or covenants and agreements or in the Company Disclosure Schedule for any purpose under this Agreement and no such notification shall limit or otherwise affect the remedies available to the other parties hereunder;
     (b) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
     (c) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and
     (d) any actions, suits, claims, investigations or proceedings commenced (i) relating to Seller or the Company or any of its Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.12 or (ii) that would reasonably be expected to have a material adverse affect on Seller’s or Buyer’s ability to consummate the transactions contemplated by this Agreement.
     Section 5.04. Resignations; Employee Transfers. Seller will deliver to Buyer the resignations of all officers and directors of the Company and each of its Subsidiaries who will be officers, directors or employees of Seller or any of its Affiliates after the Closing Date from their positions with the Company or any such Subsidiary at or prior to the Closing Date. Prior to the Closing, the Company will transfer the employment of all Retained Employees to Seller and all Canyon Employees to Canyon (or, in each case, to another Affiliate of Seller (other than the Company or any of its Subsidiaries)).
     Section 5.05. Termination of Options. As of the Closing, Seller shall have taken all steps required to ensure that at the Closing the Option Plan and all Options, whether vested or unvested, and whether exercisable or unexercisable, shall have been terminated at Seller’s expense in accordance with the terms and provisions of the Option Plan, the agreements evidencing the Options and all applicable laws.
     Section 5.06. Indemnification of Buyer. Effective as of and after the Closing, Seller hereby indemnifies Buyer and its Affiliates against and agrees to hold each of them harmless from any and all damage, loss and expense (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding whether involving a third party claim or a claim solely between the parties hereto) (“Damages”) actually suffered by Buyer or any of its Affiliates arising out of (a) the Retained Assets or (b) the Specified Employee Liabilities; provided that Seller’s indemnification obligations in respect of the Specified Employee Liabilities shall terminate on the first anniversary of the Closing Date, except with respect to any claims for indemnification for Specified Employee Liabilities that Buyer notifies Seller of in writing prior to the first anniversary of the Closing Date, which shall survive until such claims are resolved.
     Section 5.07. Transfer of Retained Assets. Prior to Closing, Seller shall cause the Company to transfer the Retained Assets to Seller or an Affiliate of Seller (other than the Company or any of its Subsidiaries).
     Section 5.08. Financial Statements. (a) Until such time as Parent has filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, Seller shall (i) consent to the inclusion or incorporation by reference of the Financial Statements in any registration statement, report or other document of Buyer or any of its Affiliates to be filed with the SEC in which Buyer or such Affiliate reasonably determines that the Financial Statements are required to be included or incorporated by reference to satisfy any rule or regulation of the SEC or to satisfy relevant disclosure obligations under the Securities Act or the Exchange Act, (ii) use commercially reasonable efforts to cooperate with Buyer to obtain the consent of the independent auditors of the Company and its Subsidiaries (the “Audit Firm”) to the inclusion or incorporation by reference of its audit opinion with respect to the Audited Financial Statements in any such registration statement, report or other document, and (iii) execute and deliver or cause to be executed and delivered to the Audit Firm such representation letters, in form and substance customary for representation letters provided to external audit firms by management of the company whose financial statements are the subject of an audit, as may be reasonably requested by the Audit Firm, with respect to the Audited Financial Statements, subject to the following conditions: (A) to the extent such a representation letter is delivered by Seller’s, the Company’s or any of its Subsidiaries’ management, or on its or their behalf, Seller’s, the Company’s and such Subsidiaries’ management is hereby indemnified and provided a defense (including with respect to their own negligence) by Buyer with regard to the execution, delivery or any other action related to the provision of such representation letters to the same extent as any executive officer or director of Buyer would be indemnified had they performed such action; and (B) Buyer provides a customary representation letter to the Audit Firm.
     (b) Seller shall reasonably cooperate with Buyer (i) in the preparation of any audited financial statements and any unaudited financial statements, in each case that are required to be included under Item 2.01 of Form 8-K filed by Buyer or any of its Affiliates under the Exchange Act as a result of the consummation of the transactions contemplated hereby and (ii) in obtaining any consents of the Audit Firm required under the Securities Act or the Exchange Act in connection with the filing of such Form 8-K.

     (c) Buyer shall reimburse Seller for all reasonable out-of-pocket expenses incurred by Seller or its Affiliates in complying with the provisions of this Section 5.08.
     Section 5.09. Related Party Agreements; Intercompany Balances. On or prior to the Closing, Seller shall cause each of the Contracts and each of the intercompany balances outstanding as of the Effective Time between Seller or any of its Affiliates, on the one hand, and the Company or any of its Subsidiaries, on the other hand, to be settled, terminated and retired as of the Effective Time without any further liability of the Company or its Subsidiaries.
     Section 5.10. Environmental Matters. Until the earlier to occur of the Closing and the termination of this Agreement in accordance with Article 10, Seller shall cause the Company and each of its Subsidiaries to notify Buyer of all claims and the nature thereof that they submit under their respective environmental insurance policies at the same time such claims are made.
     Section 5.11. Confidentiality. From and after (x) the Closing Date with respect to the Company Confidential Information and (y) the date hereof with respect to the Buyer Confidential Information, Seller and its Affiliates will hold, and will use their reasonable best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information (a) concerning the Company or any of its Subsidiaries (collectively, the “Company Confidential Information”) and (b) furnished by Buyer, its Affiliates or their respective representatives to Seller in connection with the transactions contemplated by this Agreement (collectively, the “Buyer Confidential Information”), except, in each case, to the extent required by law or to the extent that such information can be shown to have been (i) in the public domain through no fault of Seller or any of its Affiliates or (ii) later lawfully acquired by Seller from sources other than Buyer or the Company or any of its Subsidiaries. Seller shall be responsible for any failure to treat such information confidentially by such Persons. The obligation of Seller and its Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information. If the transactions contemplated by this Agreement are terminated, Seller and its Affiliates will, and will use their reasonable best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to Buyer, upon request, all documents and other materials, and all copies thereof, obtained by Seller or its Affiliates or on their behalf from Buyer or in connection with this Agreement that are subject to such confidence.

     Section 5.12. Non-Solicitation. From the date hereof through the date that is eighteen months from the Closing Date, none of Seller or any of its Subsidiaries will, directly or indirectly, solicit for employment any Transferred Employee or any other employee of Buyer or its Affiliates without the prior written consent of Buyer; provided that a general solicitation of employment through any advertising medium in the ordinary course of business by Seller or its Subsidiaries is permitted.
ARTICLE 6
Covenants of Parent and Buyer
     Parent and Buyer agree that:
     Section 6.01. Confidentiality. Prior to the Closing Date and after any termination of this Agreement, Buyer and its Affiliates will hold, and will use their reasonable best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all Company Confidential Information, except to the extent required by law or to the extent that such information can be shown to have been (a) in the public domain through no fault of Buyer or any of its Affiliates or (b) later lawfully acquired by Buyer from sources other than Seller or its Affiliates. Buyer shall be responsible for any failure to treat such information confidentially by such Persons. The obligation of Buyer and its Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information. If the transactions contemplated by this Agreement are terminated, Buyer and its Affiliates will, and will use their reasonable best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to Seller, upon request, all documents and other materials, and all copies thereof, obtained by Buyer or any of its Affiliates or on their behalf from Seller or in connection with this Agreement that are subject to such confidence. Effective as of the Closing Date, the Confidentiality Agreement shall terminate and be of no further force or effect.
     Section 6.02. Access. Buyer will cause the Company and each of its Subsidiaries, on and after the Closing Date, to afford promptly to Seller and its agents reasonable access upon reasonable advance notice and during normal business hours to their properties, books and records (to the extent they are not subject to legal privilege), employees and auditors to the extent necessary to permit Seller to determine any matter relating to its rights and obligations hereunder or to any period ending on or before the Closing Date; provided that any such access by Seller shall not unreasonably interfere with the conduct of the business of Buyer and shall be subject to the provisions of Section 5.11.
     Section 6.03. Trademarks; Tradenames. After the Closing, Buyer shall not permit the Company or its Subsidiaries to use any of the marks or names set forth on Section 6.03 of the Company Disclosure Schedule, including, without limitation, any such marks or names on buildings, vehicles or signage and on any other materials or fixed assets bearing any of such marks or names, as soon as possible but in no event later than 90 days after the Closing Date.
     Section 6.04. Waiver of Conflicts and Attorney-Client Privilege.  Buyer hereby waives, on its own behalf, and agrees to cause Company and its Subsidiaries to waive (a) any attorney conflicts that may arise in connection with Davis Polk & Wardwell’s representation of the Company and/or any of its Subsidiaries in connection with this Agreement (the “Current Representation”) and its undertaking after the Closing the representation of any current stockholder, officer, employee or director of the Company or any of its Subsidiaries other than any such Person that is employed by, or serving as a director of, the Buyer or any of its Affiliates after the Closing (a “Post-Closing Representation”) and (b) their rights of attorney-client privilege with respect to any communication between such counsel and any such stockholder, officer, employee or director, other than any such Person that is employed by, or serving as a director of, the Buyer or any of its Affiliates after the Closing, occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Buyer or following the Closing.
     Section 6.05. Marketing of Class D Units. From and after the date that is 60 days after the Closing Date (the “Lock-Up Expiration Date”), Parent shall cause appropriate officers and management of Parent (subject to applicable securities laws) to use their reasonable best efforts to cooperate as reasonably requested by Seller (or any permitted transferee of Seller), in each case, in connection with the offering, marketing or selling of the Class D Units on a private placement basis. Notwithstanding the foregoing, Parent shall have no obligation to participate in or conduct any “road shows” pursuant to this Section 6.05.

ARTICLE 7
Covenants of Parent, Buyer and Seller
     Parent, Buyer and Seller agree that:
     Section 7.01. Reasonable Best Efforts; Further Assurances. (a) Subject to the terms and conditions of this Agreement, Buyer and Seller will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws and regulations to consummate the transactions contemplated by this Agreement. Seller and Buyer agree, and Seller, prior to the Closing, and Buyer, after the Closing, agree to cause the Company and each of its Subsidiaries, to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.
     (b) In furtherance and not in limitation of the foregoing, each of Buyer and Seller shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 10 Business Days of the date hereof and shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Buyer shall pay the filing fees relating to any filings made pursuant to the HSR Act in connection with the transactions contemplated by this Agreement.
     (c) In furtherance and not in limitation of the foregoing, Seller agrees to provide, and to cause the Company and its Subsidiaries and each of their officers and employees to provide, all cooperation reasonably requested by Buyer, at Buyer’s sole cost and expense, and reasonably necessary in connection with the arrangement of any equity or debt financing (“Financing”) required by Buyer to consummate the transactions contemplated by this Agreement, including (i) preparation of financial statements and other financial information for use in any offering document prepared by Buyer or its Affiliates and (ii) delivery by the Company or any of its Subsidiaries of any pledge and security documents, lien releases, other definitive financing documents, including any indemnity agreements or other requested certificates or documents relating to the Financing (the effectiveness of which, in each case, shall be subject to and contingent upon the occurrence of the Closing); provided, however, that no such agreements or documents shall impose any monetary obligation or liability on the Company or its Subsidiaries prior to the Closing Date or on such officers, employees or Seller at any time. Seller, the Company and its Subsidiaries shall take all actions reasonably requested by Buyer, at Buyer’s sole cost, to cause the Audit Firm to provide any unqualified opinions, consents or customary comfort letters with respect to the financial statements needed in connection with the Financing.
     Section 7.02. Certain Filings. Seller and Buyer shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.
     Section 7.03. Public Announcements. The parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases and public announcements the making of which may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.
     Section 7.04. WARN Act. Buyer shall assume all obligations and liabilities with respect to the Transferred Employees for the provision of notice or payment in lieu of notice or any applicable penalties under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state or local law arising as a result of any layoffs or plant closings that occur on or after the Closing Date. Buyer hereby indemnifies Seller and its Affiliates against and agrees to hold each of them harmless from any and all Damages incurred or suffered by Seller or any of its Affiliates with respect to WARN or any similar state or local law arising as a result of the transactions contemplated by this Agreement with respect to the Transferred Employees.
     Section 7.05. Transfer Taxes. Buyer shall bear all transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes and fees (including any penalties and interest) incurred in connection with transactions contemplated by this Agreement (including any real property transfer tax and any similar Tax).
     Section 7.06. Transition Services. From the Closing Date until the termination of the Canyon Transition Services Agreement, Buyer shall, or shall cause the Company to, make available to Seller pursuant to the Employee Leasing Agreement containing the terms set forth on Exhibit D hereto (the “Employee Leasing Agreement”) each of the employees of the Company listed in Section 7.06 of the Company Disclosure Schedule (the “Shared Services Employees”).

     Section 7.07. Registration Rights Agreement; Voting and Lock-Up Agreement; Transfer of Class D Units. (a) On the Closing Date, Parent and Seller shall enter into a Registration Rights Agreement in substantially the form attached hereto as Exhibit E (the “Registration Rights Agreement”) and a Voting and Lock-Up Agreement in substantially the form attached hereto as Exhibit F (the “Voting and Lock-Up Agreement”).
     (b) On and after the Lock-Up Expiration Date, Seller may sell, assign, pledge or otherwise transfer all or any portion of the Class D Units (together with any and all rights of Seller under the Registration Rights Agreement, but subject to the voting agreement set forth in the Voting and Lock-Up Agreement to the extent provided therein), subject to compliance with applicable securities laws.
     Section 7.08. Partnership Information Returns. Buyer agrees to deliver (or cause to be delivered) on or before February 15, 2008 to each partner or former partner of Bighorn and Fort Union partnership information returns on Internal Revenue Service Form Schedule K-1 in respect of Bighorn and Fort Union for taxable years ending on or including the Closing Date.
ARTICLE 8
Employee Benefits
     Section 8.01. Employees; Maintenance of Employee Benefits. (a) Except for those employees listed on Section 8.01(a) of the Company Disclosure Schedule (the “Retained Employees”) and the Canyon Employees, Buyer shall continue the employment after Closing of all employees of the Company and its Subsidiaries who are employed by the Company or any of its Subsidiaries on the Closing Date on the terms set forth in this Article 8 (collectively, the “Transferred Employees”).
     (b)(i) For a period of 12 months from the Closing Date, Buyer agrees that it will cause the Company and its Subsidiaries to provide the Transferred Employees with compensation, benefits and responsibilities that, in the aggregate, are substantially comparable to the compensation, benefits and responsibilities provided to such Transferred Employees prior to the Closing Date; provided, however, that any reduction of any Transferred Employee’s responsibilities with respect to Canyon’s business in connection with Seller’s sale of Canyon or substantially all of its assets or the fact that Buyer is not purchasing Canyon shall not be considered a reduction of such Transferred Employee’s responsibilities for purposes of this Article 8.
          (ii) Buyer further agrees that it will provide reasonable relocation benefits within the bounds of Buyer’s relocation policy for any

Transferred Employee accepting employment with Buyer, the Company or any of their respective Affiliates at a location greater than 20 miles from his or her present employment location.
          (iii) If a Transferred Employee was eligible for a bonus under Company’s guidelines and policies on a regular annual basis, and such bonus was considered to be a significant part and regular component of such Transferred Employee’s compensation each year, Buyer shall include such Transferred Employee in its bonus programs for the first year of employment with Buyer, then thereafter shall include such Transferred Employee at its option pursuant to its policies.
     (iv) (A) With respect to Company’s 401(k) retirement plans (“Company 401(k) Plan”), immediately prior to the Closing Date, Company shall fully vest all Transferred Employees, Retained Employees and Canyon Employees under the Company 401(k) Plan.
          (B) As of the Closing Date, Buyer shall cause the Company to (i) continue the Company 401(k) Plan or (ii) cover, or cause its subsidiaries to cover, each Transferred Employee under one or more other defined contribution plans and trusts intended to qualify under Section 401(k) of the Code (collectively, “Buyer DC Plans”) on the same basis as similarly situated Buyer employees and on terms that reflect the service credit provisions of Section 8.01(b)(vii).
          (v) Subject to clause (vii) below, Buyer shall grant the Transferred Employees credit for years of uninterrupted prior service with the Company or any of its Subsidiaries or their respective predecessors for all purposes. Without limiting the generality of the foregoing, each Transferred Employee shall receive a cash payment equal to the value of his or her accrued but unused vacation as of the Closing Date (less applicable deductions and withholdings), such payment to be made as soon as reasonably practicable following the Closing Date by Buyer or any of its subsidiaries, and each such Transferred Employee shall be eligible for vacation and sick leave effective as of the day after the Closing Date to the same extent as similarly situated employees of Buyer and its subsidiaries (prorated for the number of days remaining in Buyer’s fiscal year), taking into account the prior service credit of the immediately preceding sentence.
          (vi) Buyer will, and will cause its subsidiaries to:
          (A) where reasonably possible, waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred

Employees under any health and welfare plans in which such Transferred Employees are eligible to participate after the Closing Date to the extent that such limitations were waived under the applicable Employee Plan; and
          (B) where reasonably possible, provide each Transferred Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any health and welfare plans that such Transferred Employees are eligible to participate in after the Closing Date.
          (vii) Except as to retiree benefit coverage, Buyer shall provide each Transferred Employee with full credit for all service with the Company and its Subsidiaries for purposes of eligibility under any health or welfare plans or arrangements provided by Buyer after the Closing Date and for purposes of eligibility and vesting under Buyer DC Plans; provided such eligibility and vesting is permitted and/or does not adversely impact such plans.
     (c) Seller represents and warrants that the employees of the Company and its Subsidiaries participate in no pension plans, retirement plans, or deferred compensation plans other than the Company 401(k) Plan.
     (d) Any Transferred Employee who (i) is terminated other than for cause within the 12 months following the Closing Date, (ii) voluntarily terminates employment during the 12 months following the Closing Date because such Transferred Employee does not receive during such period base salary and employee benefits that meet the requirements of Section 8.01(b) or (iii) voluntarily terminates employment within 12 months after the Closing Date because such Transferred Employee is required to relocate during such period to a location greater than 20 miles from his or her employment location immediately prior to the Closing shall be entitled to severance from Buyer in an amount calculated in accordance with Section 8.01(d) of the Company Disclosure Schedule. Excluded from eligibility for severance under this Section 8.01(d) are employees classified as part-time, contract or temporary (other than “regular” part-time Transferred Employees who work 30 or more hours per week). In order to be eligible for severance under this Section 8.01(d), Transferred Employees must be actively at work or out on pre-approved leave of absence as established pursuant to the Company’s Policy and Procedures Manual. Such severance will be payable to an eligible Transferred Employee pursuant to this Section 8.01(d) only after such Transferred Employee executes and does not rescind a waiver and release reasonably acceptable to Buyer waiving and releasing all claims against the Company, Buyer, Seller and their respective Affiliates, directors, officers and employees.

     (e) Subject to Section 8.01(d), Buyer and Seller acknowledge and agree that nothing contained in this Section 8.01 shall be construed to limit in any way the ability of Buyer or its subsidiaries to terminate the employment or change the job position or responsibilities of any Transferred Employee from and after the Closing Date or to modify, amend or terminate any Employee Plan or any of Buyer’s or its Affiliates’ employee benefit plans, policies, programs or agreements from and after the Closing Date.
     (f) This Article 8 is expressly not intended to provide any employee of Seller or any of its Affiliates a separate cause of action against Buyer or Seller, and the duties and obligations of Seller and Buyer to each other are intended to be enforceable only between them, and do not grant any benefits, duties or obligations to any third party, including but not limited to the employees of Buyer or the employees of Seller or any Affiliate the Seller.
     (g) Notwithstanding anything to the contrary herein, but subject to the preceding provisions of this Section 8.01, Buyer may cause the Company to transfer the employment of any Transferred Employee to an Affiliate of Buyer as of the earlier of the expiration of the term of the Canyon Transition Services Agreement and January 1, 2008. From and after the date of any such transfer, Buyer will cause such Affiliate to comply with Buyer’s obligations pursuant to this Section 8.01.
ARTICLE 9
Conditions to Closing
     Section 9.01. Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction of the following conditions:
     (a) Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated.
     (b) No provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Closing.
     (c) No suit, action or proceeding shall be pending by any Governmental Authority seeking to enjoin the consummation of the transactions contemplated hereby.

     Section 9.02. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction of the following further conditions:
     (a) (i) Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date, (ii) the representations and warranties of Seller contained in this Agreement shall be true (without regard to any limitations as to materiality or Material Adverse Effect) at and as of the Closing Date, with only such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect and (iii) Buyer shall have received a certificate signed by an officer of Seller to the foregoing effect.
     (b) All Indebtedness of the Company and its Subsidiaries (other than Permitted Indebtedness) shall have been repaid by or on behalf of the Company and its Subsidiaries, and Seller shall have delivered to Buyer releases of all Liens against the assets of the Company and its Subsidiaries created under or pursuant to the Credit Agreement.
     (c) The Company shall have transferred to Seller or an Affiliate of Seller (other than the Company or any of its Subsidiaries) the Retained Assets, the Retained Employees and the Canyon Employees.
     (d) Seller shall have delivered to Buyer (i) true and complete copies of any audited financial statements (which shall be accompanied by an unqualified report of the Audit Firm) and any unaudited financial statements, in each case that are required to be included under Item 2.01 of Form 8-K filed by Buyer or any of its Affiliates under the Exchange Act as a result of the consummation of the transactions contemplated hereby assuming such Form 8-K is filed on the first business day immediately following the Closing Date and (ii) any consents of the Audit Firm required under the Securities Act or the Exchange Act in connection with the filing of such Form 8-K.
     (e) Buyer shall have received all documents it may reasonably request relating to the existence of Seller, the Company and its Subsidiaries and the authority of Seller for this Agreement, all in form and substance reasonably satisfactory to Buyer.
     (f) Seller shall have delivered a certification to the effect that Seller is not a “foreign person” for purposes of Section 1445 of the Code and the Treasury Regulations thereunder.

     Section 9.03. Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction of the following further conditions:
     (a) (i) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto shall be true in all material respects at and as of the Closing Date, as if made at and as of such date and (iii) Seller shall have received a certificate signed by an officer of Buyer to the foregoing effect.
     (b) Seller shall have received all documents it may reasonably request relating to the existence of Buyer and the authority of Buyer for this Agreement, all in form and substance reasonably satisfactory to Seller.
ARTICLE 10
Termination
     Section 10.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:
     (a) by mutual written agreement of Seller and Buyer;
     (b) by either Seller or Buyer if the Closing shall not have been consummated on or before December 31, 2007; provided that the right to terminate this Agreement pursuant to this Section 10.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause, or shall have resulted in, the failure of the Closing to occur prior to such date; or
     (c) by either Seller or Buyer if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or Governmental Authority having competent jurisdiction.
The party desiring to terminate this Agreement pursuant to clauses 10.01(b) or 10.01(c) shall give notice of such termination to the other party.
     Section 10.02. Effect of Termination. If this Agreement is terminated as permitted by Section 10.01, such termination shall be without liability of either party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party to this Agreement; provided that nothing in this Section 10.02 shall relieve any party for a breach of its obligations, representations or warranties under this Agreement. The provisions of Sections 5.10, 6.01, 10.02, 12.04, 12.06, 12.07 and 12.08 shall survive any termination hereof pursuant to Article 10.
ARTICLE 11
Tax Matters
     Section 11.01. Federal Income Tax Indemnity. Notwithstanding anything to the contrary in this Agreement, Seller agrees to indemnify Buyer against and agrees to hold it harmless from and to pay any liability for (a) any Federal Income Taxes imposed on the Company or any of its Subsidiaries (other than Bighorn or Fort Union) and the Applicable Percentage of any Federal Income Taxes imposed on Bighorn or Fort Union, in each case, for any taxable period (or portion thereof) ending on or prior to the Effective Time (based on a closing of the books as of the Effective Time) and (b) costs, expenses (including reasonable expenses of investigation and reasonable attorneys’ and accountants’ fees and expenses) arising out of or incident to the imposition, assessment or assertion of any liabilities described in (a) preceding, including those incurred in the contest in good faith in appropriate proceedings relating to the imposition, assessment or assertion of such liabilities, in each case incurred or suffered by Buyer, any of Buyer’s Affiliates, Company or any of the Company’s Subsidiaries after the Effective Time; provided that Seller shall not be obligated to indemnify Buyer under this Article 11 for any Federal Income Taxes included in the calculation of the Closing Statement and the Effective Time Net Working Capital. For the avoidance of doubt, the parties agree that the contingency for federal income tax liability related to the reorganization of the Company described in footnote 5 to the consolidated financial statements of the Company for the fiscal year ended December 31, 2006 is not included in the calculation of the Closing Statement and the Effective Time Net Working Capital and is therefore subject to indemnification by Seller pursuant to this Article 11. For purposes of this Agreement, “Federal Income Tax” means any tax imposed under Subtitle A of the Code, together with any interest, penalty, addition to tax or additional amount imposed under the Code, and including any liability for any of the foregoing items that arises by reason of a contract, assumption, transferee or successor liability, operation of law, Treasury Regulations Section 1.1502-6 (or any predecessor or successor thereof) or otherwise. For purposes of this Agreement, “Applicable Percentage” means 51.0% in the case of Bighorn and 37.04% in the case of Fort Union.
     Section 11.02. Federal Income Tax Contests. If any claim or demand for Federal Income Taxes in respect of which indemnity may be sought pursuant to

Section 11.01 is asserted in writing against Buyer, any of the Buyer’s Affiliates, Company or any of the Company’s Subsidiaries, Buyer shall notify Seller of such claim or demand within 10 days of receipt thereof, or such earlier time that would allow Seller to timely respond to such claim or demand, and shall give Seller such information with respect thereto as Seller may reasonably request. Seller may discharge, at any time, its indemnification obligation under Section 11.01 by paying to Buyer the amount payable pursuant to Section 11.01, calculated on the date of such payment. Seller may, at its own expense, participate in and, upon notice to Buyer, assume the defense of any such claim, suit, action, litigation or proceeding (including any Tax audit). If Seller assumes such defense, Seller shall have the sole discretion as to the conduct of such defense and Buyer shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by Seller. Whether or not Seller chooses to defend or prosecute any claim, all of the parties hereto shall cooperate in the defense or prosecution thereof. Seller shall not be liable under Section 11.01 for (a) any Federal Income Taxes the payment of which was made without Seller’s prior written consent, which consent shall not be unreasonably withheld, or (b) any settlements (i) effected without the prior written consent of Seller, which consent shall not be unreasonably withheld, or (ii) resulting from any claim, suit, action, litigation or proceeding with respect to which Seller was not notified pursuant to this Section 11.02.
     Section 11.03. Purchase Price Adjustments. Any amount paid by Seller under this Article 11 shall be treated as an adjustment to the Purchase Price, except to the extent prohibited by applicable law.
ARTICLE 12
Miscellaneous
     Section 12.01. Survival of Representations, Warranties and Agreements. (a) No representations, warranties or agreements of Parent, Buyer, Company or Seller contained herein shall survive beyond the Closing, except that (a) the representations and warranties set forth in Section 3.06(b), Section 3.27, Section 4.05(d) and (e), Section 4.09 and Section 4.12 shall survive indefinitely and (b) the agreements contained in Sections 5.02(b) (Access to Information), 5.06 (Indemnification of Buyer), 5.08 (Financial Statements) 5.11 (Confidentiality), 5.12 (Non-Solicitation), Article 6 (Covenants of Buyer), 7.01 (Reasonable Best Efforts; Further Assurances), 7.03 (Public Announcements), 7.04 (WARN Act), 7.05 (Transfer Taxes), 7.07(b) (Transfer of Class D Units), 7.08 (Partnership Information Returns), Article 8 (Employee Benefits), Article 11 (Tax Matters) and Article 12 (Miscellaneous) hereof shall survive beyond the Closing indefinitely or, if applicable, to the extent provided therein.

     (b) Except as specifically set forth in this Agreement, Buyer and Parent waive any rights and claims Buyer or Parent may have against Seller, whether in law or in equity, relating to the Company or the Interests or the transactions contemplated hereby. The rights and claims waived by Buyer include claims for contribution or other rights of recovery arising out of or relating to any Environmental Law (whether now or hereinafter in effect), claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty. After the Closing, Section 5.06, Article 11 and Section 12.01(a) will provide the exclusive remedy for any misrepresentation, breach of warranty, covenant or agreement or other claim arising out of this Agreement or the transactions contemplated hereby.
     Section 12.02. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given, if to Buyer or Parent, to:
Copano Energy, L.L.C.
2727 Allen Parkway, Suite 1200
Houston, Texas 77019
Attention: John R. Eckel, Jr.
Facsimile No.: (713) 621-9553
     with a copy to:
Vinson & Elkins LLP
First City Tower
1001 Fannin Street, Suite 2500
Houston, TX 77002-6760
Attention: Caroline B. Blitzer
Facsimile No.: (713) 615-5871
     if to Seller, to:
Cantera Resources Holdings, LLC
7400 East Orchard Road, Suite 3025
Englewood, Colorado 80111
Attention: Chief Executive Officer
Facsimile No.: (303) 220-7185

     with a copy to:
Metalmark Management LLC
1177 Avenue of the Americas, 40th Floor
New York, New York 10036
Attention: Greg Myers
Facsimile No.: (212) 823-1949
     with a copy to:
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Attention: John A. Bick
Facsimile No.: (212) 450-3800
or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.
     Section 12.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.
     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.
     Section 12.04. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
     Section 12.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Buyer shall be entitled to assign its rights (including the right to receive the Interests) and obligations under this Agreement to one or more direct or indirect Subsidiaries of Parent without the prior written consent, provided that Buyer shall not be relieved of any of its obligations hereunder in connection with any such assignment.
     Section 12.06. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.
     Section 12.07. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.01 shall be deemed effective service of process on such party.
     Section 12.08. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     Section 12.09. Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.
     Section 12.10. Guaranty. Parent hereby irrevocably and unconditionally guarantees to Seller the prompt and full discharge by Buyer of all of Buyer’s covenants, agreements, obligations and liabilities under this Agreement, including the due and punctual payment of all amounts which are or may become due and payable by Buyer hereunder when and as the same shall become due and payable (collectively, the “Buyer Obligations”), in accordance with the terms hereof. Parent acknowledges and agrees that, with respect to all Buyer Obligations to pay money, such guaranty shall be a guaranty of payment and performance and not of collection and shall not be conditioned or contingent upon the pursuit of any remedies against Buyer. If Buyer shall default in the due and punctual performance of any Buyer Obligation, including the full and timely payment of any amount due and payable pursuant to any Buyer Obligation, Parent will forthwith perform or cause to be performed such Buyer Obligation and will forthwith make full payment of any amount due with respect thereto at its sole cost and expense.
     Section 12.11. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.
     Section 12.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
     Section 12.13. Disclosure Schedules; Certain Representations and Warranties Made to the Knowledge of Seller. (a) The Company has or may have set forth information on the Company Disclosure Schedule in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one Section of the Company Disclosure Schedule need not be set forth in any other Section of the Company Disclosure Schedule so long as its relevance to such other Section or section of the Agreement is reasonably apparent on the face of the information disclosed therein to the Person to which such disclosure is being made. The parties acknowledge and agree that (i) the Company Disclosure Schedule may include certain items and information solely for informational purposes for the convenience of Buyer and (ii) the disclosure by Seller of any matter in the Company Disclosure Schedule shall not be deemed to constitute an acknowledgment by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.
     (b) Notwithstanding anything to the contrary in this Agreement, to the extent that the representations and warranties of the Seller set forth in Sections 3.11, 3.12, 3.13, 3.14 and 3.21 relate to Fort Union, such representations and warranties shall be deemed to have been made to the knowledge of Seller.
     Section 12.14. Antidilution. Wherever in this Agreement there is a reference to a specific number of units of Parent of any class or series, or a price per unit or consideration received in respect of such unit, then, upon the occurrence of any subdivision, combination, or unit dividend or unit distribution of such class or series, the specific number of units or the price so referenced in this Agreement shall automatically be proportionately adjusted to reflect the effect on the outstanding units of such class or series by such subdivision, combination, dividend or distribution.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

COPANO ENERGY/ROCKY
MOUNTAINS, L.L.C.

By:	/s/ John R. Eckel

	Name:	John R. Eckel, Jr.
	Title:	Chairman and CEO

COPANO ENERGY, L.L.C.

By:	/s/ John R. Eckel

	Name:	John R. Eckel, Jr.
	Title:	Chairman and CEO

CANTERA RESOURCES
HOLDINGS, LLC

By:	/s/ Greg W. Sales

	Name:	Greg W. Sales
	Title:	Authorized Signatory